Exhibit 99.3

GOLDCORP

2018 Annual Consolidated Financial Statements

For the year ended December 31, 2018

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control has been developed and is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board’s review is accomplished principally through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

/s/ David Garofalo	/s/ Jason Attew

David Garofalo	Jason Attew

President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 13, 2019

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Goldcorp Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of (loss) earnings, consolidated statements of comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 13, 2019

We have served as the Company’s auditor since 2005.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Goldcorp Inc. (“Goldcorp” or “the Company”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or caused to be designed under the supervision of, the President and Chief Executive Officer and the Executive Vice President, Chief Financial Officer and Corporate Development and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

i.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of Goldcorp;

ii.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that Goldcorp’s receipts and expenditures are made only in accordance with authorizations of management and Goldcorp’s directors; and

iii.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Goldcorp’s assets that could have a material effect on Goldcorp’s consolidated financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Goldcorp’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2018, Goldcorp’s internal control over financial reporting was effective.

The effectiveness of Goldcorp’s internal control over financial reporting, as of December 31, 2018, has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2018, as stated in their report.

/s/ David Garofalo	/s/ Jason Attew

David Garofalo	Jason Attew

President and Chief Executive Officer	Executive Vice President, Chief Financial Officer and Corporate Development

February 13, 2019

Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Goldcorp Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Goldcorp Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 13, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

February 13, 2019

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

YEARS ENDED DECEMBER 31

(In millions of United States dollars, except for per share amounts)

	Note	2018	2017
Revenues	9	$3,032	$3,423
Mine operating costs
Production costs	9, 10	(1,794)	(1,889)
Depreciation and depletion	9, 18(d)	(983)	(990)
		(2,777)	(2,879)
Earnings from mine operations	9	255	544
Exploration, evaluation and project costs	18(a)	(86)	(62)
Share of net earnings related to associates and joint venture	19	83	189
Impairment of mining interests, net	20	(4,727)	(244)
Corporate administration	10(a), 27	(131)	(158)
Restructuring costs		—	(4)
(Loss) earnings from operations, associates and joint venture		(4,606)	265
Gain on disposition of mining interest, net of transaction costs	8(b), (c)	—	42
Finance costs	11	(145)	(133)
Other (expense) income, net	12	(10)	19
(Loss) earnings before taxes		(4,761)	193
Income tax recovery	13	612	465
Net (loss) earnings		$(4,149)	$658

Net (loss) earnings per share
Basic	14(a)	$(4.77)	$0.76
Diluted	14(a)	(4.77)	0.76

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2018	2017
Net (loss) earnings		$ (4,149)	$658
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Unrealized gains (losses)
Equity securities	3	—	(17)
Derivatives designated as cash flow hedges	25(b)	7	19
Reclassification of realized gains (losses)
Equity securities	3	—	(15)
Derivatives designated as cash flow hedges recognized in net (loss) earnings	25(b)	(4)	(3)
Derivatives designated as cash flow hedges recorded as property, plant and equipment	25(b)	(2)	(1)
		1	(17)
Items that will not be reclassified subsequently to net (loss) earnings:
Remeasurement of defined benefit pension plans		2	(1)
Decrease in equity securities	3	(108)	—
		(106)	(1)
Total other comprehensive loss, net of tax		(105)	(18)
Total comprehensive (loss) income		$(4,254)	$640

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31

(In millions of United States dollars)

	Note	2018	2017
Operating activities
Net (loss) earnings		$ (4,149)	$658
Adjustments for:
Reclamation expenditures	24	(27)	(24)
Items not affecting cash:
Depreciation and depletion	9, 18(d)	983	990
Share of net earnings related to associates and joint venture	19	(83)	(189)
Impairment of mining interests, net	20	4,727	244
Share-based compensation	27(a)	25	30
Gain on disposition of mining interest, net of transaction costs	8(b), (c)	—	(42)
Revision of estimates and accretion of closure cost obligations	10, 24	46	20
Deferred income tax recovery	13	(768)	(661)
Other		27	40
Change in working capital	15	10	145
Net cash provided by operating activities		791	1,211
Investing activities
Acquisitions of mining interests	7	—	(266)
Expenditures on mining interests	9, 18(b)	(1,155)	(1,075)
Return of capital investment in associate	19	141	65
Proceeds from dispositions of mining interests, net of transaction costs	8(a), (b), (c)	—	320
Interest paid	18(b)	(60)	(35)
Purchases of short-term investments and equity securities, net	15	(30)	(48)
Settlement of deferred payment obligation	7	(27)	(5)
Other	9(e)	(4)	(61)
Net cash used in investing activities		(1,135)	(1,105)
Financing activities
Proceeds from issuance of term loans, net of borrowing costs	25(d)(ii)	400	—
Debt repayments	25(d)(ii)	(500)	—
Draw down (repayment) of credit facility, net	25(d)(ii)	480	(30)
Finance lease payments		(8)	(6)
Dividends paid to shareholders	14(b)	(59)	(62)
Common shares issued		—	1
Purchase of shares pursuant to Normal Course Issuer Bid	26	(21)	—
Net cash provided by (used in) financing activities		292	(97)
Effect of exchange rate changes on cash and cash equivalents		—	—
(Decrease) increase in cash and cash equivalents		(52)	9
Cash and cash equivalents, beginning of the year		186	157
Cash and cash equivalents reclassified as held for sale at the beginning of the year	8(a)	—	20
Cash and cash equivalents, end of the year	15	$134	$186
Supplemental cash flow information (note 15)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars)

	Note	At December 31 2018	At December 31 2017
Assets
Current assets
Cash and cash equivalents	15	$134	$186
Short-term investments		38	48
Accounts receivable		91	146
Inventories	16	491	441
Sales and indirect taxes recoverable		228	250
Income taxes receivable		36	24
Other	17	39	48
		1,057	1,143
Mining interests
Owned by subsidiaries and joint operation	18, 20	12,910	17,311
Investments in associates and joint venture	19, 20	2,632	2,736
		15,542	20,047
Equity securities		190	178
Deferred income taxes	13	22	112
Inventories	16	—	16
Other	21	156	189
Total assets		$16,967	$21,685
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$596	$574
Debt	22	400	499
Income taxes payable		113	98
Provisions and other		100	84
		1,209	1,255
Deferred income taxes	13	2,289	3,063
Debt	22	2,467	1,984
Deferred payment obligation	7	163	182
Finance lease obligations	23	230	242
Provisions	24	619	610
Income taxes payable		60	122
Other		55	43
Total liabilities		7,092	7,501
Shareholders’ equity
Common shares, stock options and restricted share units		18,248	18,261
Accumulated other comprehensive (loss) income		(128)	23
Deficit		(8,245)	(4,100)
		9,875	14,184
Total liabilities and shareholders’ equity		$16,967	$21,685
Commitments and contingencies (notes 7, 25(d)(ii) and 29)

The accompanying notes form an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of United States dollars, shares in thousands)

	Common shares

	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive loss	Deficit	Total
At January 1, 2018	867,346	$17,930	$331	$23	$(4,100)	$14,184
Impact of adopting IFRS 9 on January 1, 2018 (note 3)	—	—	—	(46)	46	—
At January 1, 2018 (restated)	867,346	17,930	331	(23)	(4,054)	14,184
Total comprehensive loss
Net loss	—	—	—	—	(4,149)	(4,149)
Other comprehensive loss	—	—	—	(105)	—	(105)
	—	—	—	(105)	(4,149)	(4,254)
Shares repurchased under Normal Course Issuer Bid (note 26)	(2,290)	(48)	—	—	27	(21)
Restricted share units vested (note 27(a))	1,579	26	(26)	—	—	—
Share-based compensation (note 27(a))	—	—	25	—	—	25
Dividends (note 14(b))	895	10	—	—	(69)	(59)
At December 31, 2018	867,530	$17,918	$330	$(128)	$(8,245)	$9,875

	Common shares

	Shares issued, fully paid with no par value	Amount	Stock options and restricted share units	Accumulated other comprehensive income	Deficit	Total
At January 1, 2017	853,812	$17,733	$331	$41	$(4,690)	$13,415
Total comprehensive income
Net earnings	—	—	—	—	658	658
Other comprehensive loss	—	—	—	(18)	—	(18)
	—	—	—	(18)	658	640
Acquisition of Exeter Resource Corporation (note 7)	11,261	156	2	—	2	160
Stock options exercised and restricted share units vested (note 27a))	1,647	33	(32)	—	—	1
Share-based compensation (note 27(a))	—	—	30	—	—	30
Dividends (note 14(b))	626	8	—	—	(70)	(62)
At December 31, 2017	867,346	$17,930	$331	$23	$(4,100)	$14,184

The accompanying notes form an integral part of these consolidated financial statements.

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(In millions of United States dollars, except where noted)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc. is the ultimate parent company of its consolidated group (“Goldcorp” or “the Company”). The Company is incorporated and domiciled in Canada, and its head office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company is a senior gold producer engaged in the acquisition, exploration, development, operation, and reclamation of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, zinc, silver, lead and copper.

The Company’s principal producing mining properties are comprised of the Éléonore, Musselwhite, Porcupine and Red Lake mines in Canada; the Peñasquito mine in Mexico; the Cerro Negro mine in Argentina; and the Pueblo Viejo mine (40% interest) in the Dominican Republic. At December 31, 2018, the Company’s significant projects include the Borden, Century Gold, and Coffee projects in Canada, and the NuevaUnión (50% interest) and Norte Abierto (50% interest) projects in Chile.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2018. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”).

3.	CHANGES IN ACCOUNTING STANDARDS

New and amended IFRS standards that are effective for the current year

Financial Instruments

On January, 1 2018, the Company adopted IFRS 9 - Financial Instruments (“IFRS 9”) which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected loss’ impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the retrospective approach outlined in the standard, except for hedge accounting, which was applied prospectively. IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to IAS 39:

●

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on the transition date. The Company designated its equity securities as financial assets at fair value through other comprehensive income (“FVTOCI”), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. As a result of this change, the Company reclassified $46 million of impairment losses recognized in prior years on certain equity securities which the Company continued to own as at January 1, 2018 from opening deficit to accumulated other comprehensive income on January 1, 2018. As a result of adopting IFRS 9, the net change in fair value of the equity securities, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net (loss) earnings in the Consolidated Statements of Comprehensive (Loss) Income. Realized gains and losses on securities derecognized prior to January 1, 2018 have not been restated in prior year comparatives.

●

The adoption of the new “expected credit loss” impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

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(In millions of United States dollars, except where noted)

●

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. As a result, certain of the Company’s hedging strategies and hedging instruments that did not qualify for hedge accounting previously, primarily the hedging of forecasted concentrate sales, are now eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an “economic relationship”. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity’s risk management activities have also been introduced. As a result, subsequent to the adoption of IFRS 9, the Company hedged a certain percentage of its forecasted zinc and lead concentrate sales and designated these contracts as hedges for accounting purposes. These contracts were entered into during the year ended December 31, 2018. The Company did not designate its economic hedges that existed as at January 1, 2018 as hedges for accounting purposes.

The Company has also adopted the associated narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company has added disclosure relating to its risk management strategies for which hedge accounting is applied in its consolidated financial statements for the year ended December 31, 2018 (note 25(b)).

Revenue Recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) which supersedes IAS 18 - Revenue (“IAS 18”). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded that there was no change in the timing of revenue recognition of its bullion, doré and concentrate sales under IFRS 15 as compared to IAS 18 as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company’s financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of certain of the Company’s concentrate sale agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore, a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

IFRS 15 requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold and the retroactive pricing adjustment for the new annual pricing terms relating to the Company’s concentrate sales are not significant and does not constrain the recognition of revenue.

Additional disclosures have been presented in notes 5 and 25(b) as a result of adopting IFRS 9 and 15.

Other Narrow Scope Amendments/Interpretations

The Company has also adopted narrow scope amendments to IFRS 2 - Share Based Payments and IAS 1 -Presentation of Financial Statements, and new interpretation IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company’s Consolidated Financial Statements.

New and amended IFRS standards not yet effective

Leases

In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”) which replaces IAS 17 - Leases (“IAS 17”) and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance

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(In millions of United States dollars, except where noted)

sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. The Company will apply IFRS 16 on its effective date of January 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right of use assets at amounts equal to the associated lease liabilities; as such, the adjustment to retained earnings will be nil.

Upon adoption, the Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

Upon the adoption of IFRS 16, the Company expects to recognize additional right of use assets and lease liabilities related to the Company’s equipment and building rentals, land leases and service contracts, including certain of the Company’s drilling and blasting contracts that contain embedded leases for property, plant and equipment. Based on the Company’s assessment of the expected impact of IFRS 16, the Company expects that the adoption of the new standard will result in the recognition of additional right of use assets and lease liabilities of approximately $55 million to $65 million. The Company does not expect there will be a material impact to the Consolidated Statements of Net (Loss) Earnings or the Consolidated Statements of Cash Flows.

Definition of a Business

In October 2018, the IASB issued amendments in Definition of a Business (Amendments to IFRS 3) which:

●

clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

●	narrow the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;

●	add guidance and illustrative examples to help entities assess whether a substantive process has been acquired;

●	remove the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs; and

●	add an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Earlier application is permitted.

Uncertainty Over Income Tax Treatments

IFRIC 23 - Uncertainty over Income Tax Treatments (the “Interpretation”) sets out how to determine the accounting tax position when there is uncertainty over income tax treatments. The Interpretation requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If no, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019. Entities can apply the Interpretation with either full retrospective application or modified retrospective application without restatement of comparatives retrospectively or prospectively. The Company does not expect the application of the Interpretation will have a significant impact on the Company’s consolidated financial statements.

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(In millions of United States dollars, except where noted)

Annual Improvements 2015-2017 Cycle

In December 2017, the IASB issued the Annual Improvements 2015-2017 cycle, containing amendments to IFRS 3 - Business Combinations (“IFRS 3”), IFRS 11 - Joint Arrangements, IAS 12 - Income Taxes and IAS 23 - Borrowing Costs. These amendments are effective for annual periods beginning on or after January 1, 2019 and are not expected to have a significant impact on the Company’s consolidated statements.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

(a)	Basis of Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at revalued amounts or fair values at the end of each reporting period.

(b)	Currency of Presentation

The Company’s presentation currency is the United States (“US”) dollar. All amounts, with the exception of per share amounts, are expressed in millions of US dollars, unless otherwise stated. References to C$ are to Canadian dollars.

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The principal subsidiaries of Goldcorp and their geographic locations at December 31, 2018 were as follows:

Direct parent company	Location	Ownership interest	Mining properties and development projects owned (note 18)
Les Mines Opinaca Ltée (“Éléonore”)	Canada	100%	Éléonore mine
Goldcorp Canada Ltd./Goldcorp Inc. (“Musselwhite”)	Canada	100%	Musselwhite mine
Goldcorp Canada Ltd./Goldcorp Inc. (“Porcupine”)	Canada	100%	Porcupine mine and Century Gold projects
Goldcorp Borden Limited (“Borden”)	Canada	100%	Borden project
Red Lake Gold Mines Ontario Partnership (“Red Lake”)	Canada	100%	Red Lake and Campbell mines
Minera Peñasquito S.A. de C.V. (“Peñasquito”)	Mexico	100%	Peñasquito mine
Oroplata S.A. (“Cerro Negro”)	Argentina	100%	Cerro Negro mine
Kaminak Gold Corporation (“Kaminak”)	Canada	100%	Coffee project

Intercompany assets and liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated.

(d)	Investments in Associates and Joint Arrangements

These consolidated financial statements also include the following joint arrangements and investments in associates:

Associates and joint arrangements	Location	Ownership interest	Classification and accounting method	Mining properties (note 19)
Compañia Minera Casale SpA (“Norte Abierto”)	Chile	50.0%	Joint Operation; consolidate Goldcorp’s share	Norte Abierto project

NuevaUnión SpA (“NuevaUnión”)	Chile	50.0%	Joint Venture; equity method	NuevaUnión project

Pueblo Viejo Dominicana Corporation (“Pueblo Viejo”)	Dominican Republic	40.0%	Associate; equity method	Pueblo Viejo mine

Minera Alumbrera Limited (“Alumbrera”)	Argentina	37.5%	Associate; equity method	Alumbrera mine

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(In millions of United States dollars, except where noted)

The Company conducts a portion of its business through joint arrangements where the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The total carrying amount of the Company’s investments in joint venture and associates also include any long-term debt interests which in substance form part of the Company’s net investment. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint venture and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint venture and associates are recognized only to the extent of unrelated investors’ interests in the associates and joint venture. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint venture and associates are not eliminated.

The Company’s investments in joint venture and associates are included in mining interests on the Consolidated Balance Sheets.

Impairment and reversal of impairment of investments in associates and joint arrangements

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Similar to the assessment of impairment for subsidiaries, the Company reviews the mining properties and plant and equipment for a joint operation at the cash-generating unit (“CGU”) level to determine whether there is any indication that these assets are impaired (note 4(m)).

(e)	Business Combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to the Company and its shareholders in the form of dividends, lower costs or other economic benefits. A business consists of inputs, including non-current assets, and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business. Those factors include, but are not limited to, whether the set of activities or assets:

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(In millions of United States dollars, except where noted)

(i)	Has begun planned principal activities;

(ii)	Has employees, intellectual property and other inputs and processes that could be applied to those inputs;

(iii)	Is pursuing a plan to produce outputs; and

(iv)	Will be able to obtain access to customers that will purchase the outputs.

Not all of the above factors need to be present for a particular integrated set of activities or assets in the exploration and development stage to qualify as a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at 100% of their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs, other than costs to issue debt or equity securities of the acquirer, are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issue costs.

It generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

(i)	The identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree;

(ii)	The consideration transferred in exchange for an interest in the acquiree;

(iii)	In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

(iv)	The resulting goodwill or gain on a bargain purchase.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. The excess of: (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the fair value of net assets acquired, is recorded as goodwill.

(f)	Foreign Currency Translation

The functional and presentation currency of the Company and each of its subsidiaries, associates and joint arrangements is the US dollar. Accordingly, foreign currency transactions and balances of the Company’s subsidiaries, associates and joint arrangements are translated as follows: (i) monetary assets and liabilities denominated in currencies other than the US dollar (“foreign currencies”) are translated into US dollars at the exchange rates prevailing at the balance sheet date; (ii) non-monetary assets denominated in foreign currencies and measured at other than fair value are translated using the rates of exchange at the transaction dates; (iii) non-monetary assets denominated in foreign currencies that are measured at fair value are translated using the rates of exchange at the dates those fair values are determined; and (iv) income statement items denominated in foreign

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(In millions of United States dollars, except where noted)

currencies are principally translated using daily exchange rates, except for depreciation and depletion which is translated at historical exchange rates.

Foreign exchange gains and losses are recognized in net (loss) earnings and presented in the Consolidated Statements of (Loss) Earnings in accordance with the nature of the transactions to which the foreign currency gains and losses relate. Unrealized foreign exchange gains and losses on cash and cash equivalent balances denominated in foreign currencies are disclosed separately in the Consolidated Statements of Cash Flows.

(g)	Revenue Recognition

The Company’s primary product is gold; other metals produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. In determining whether the Company has satisfied a performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

Revenue also includes consideration relating to shipping and insurance services that the Company arranges and pays for on behalf of customers as required by the terms of certain of the Company’s concentrate agreements to bring the goods to the named destination. The Company considers the portion of shipping and insurances services provided after the transfer of control of the concentrate as distinct performance obligations. Accordingly, the Company apportions consideration attributable to these services based on a relative stand-alone pricing basis. The consideration is deferred and recognized over time as the obligations are fulfilled.

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale as the final selling price is subject to movements in the monthly average London Metal Exchange or London Bullion Market Association prices up to the date of final pricing. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on the forward prices for the estimated month of settlement. Revenues are subsequently re-estimated by reference to forward market prices at each period end, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement. Refining and treatment charges are netted against revenues from metal concentrate sales.

(h)	Earnings per Share

Earnings per share calculations are based on the weighted average number of common shares outstanding during the period. For calculations of diluted earnings per share, the weighted average number of common shares outstanding are adjusted to include the effects of restricted share units and dilutive stock options, whereby proceeds from the potential exercise of dilutive stock options with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

(i)	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original terms of three months or less.

(j)	Inventories and Stockpiled Ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of weighted average cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell. At operations where the ore extracted contains significant amounts of metals other than gold, primarily zinc, silver, lead and copper, cost is allocated between the joint products on a pro-rata basis. Incremental processing costs directly related to a joint product are allocated to that metal. Stockpiled ore that is expected to take longer than 12 months to recover is presented as a non-current asset.

Ore extracted from the mines is generally stockpiled and subsequently processed into finished goods (gold and by-products in doré or concentrate form). Costs are included in work-in-process inventory based on current costs incurred up to the point prior to the refining process, including applicable depreciation and depletion of mining interests, and removed at the weighted average

GOLDCORP  |  12

(In millions of United States dollars, except where noted)

cost per recoverable ounce of gold. The average costs of finished goods represent the average costs of work-in-process inventories incurred prior to the refining process, plus applicable refining costs.

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at Peñasquito. Under this method, ore is stacked on leach pads and treated with a cyanide solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interests, and removed from heap leach ore inventory as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

Supplies are measured at weighted average cost. In the event that the net realizable value of the finished product, the production of which the supplies are held for use in, is lower than the expected cost of the finished product, the supplies are written down to net realizable value.

The costs of inventories sold during the period are presented as mine operating costs in the Consolidated Statements of (Loss) Earnings.

(k)	Mining Interests

Mining interests include mining properties, related plant and equipment, and the Company’s investments in associates and joint venture.

Mining properties:

Mining properties are comprised of reserves, resources and exploration potential. The value associated with resources and exploration potential is the value beyond proven and probable reserves.

Resources represent the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within: (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property.

Recognition:

Capitalized costs of mining properties include the following:

(i)	Costs of acquiring production, development and exploration stage properties in asset acquisitions;

(ii)	Costs attributed to mining properties acquired in business combinations;

(iii)	Expenditures incurred to develop mining properties;

(iv)	Economically recoverable exploration and evaluation expenditures;

(v)	Borrowing costs incurred that are attributable to qualifying mining properties;

(vi)	Certain costs incurred during production, net of proceeds from sales, prior to reaching operating levels intended by management; and

(vii)	Estimates of reclamation and closure costs (note 4(n)).

Acquisitions:

The cost of acquiring a mining property as part of a business combination is capitalized and represents the property’s fair value at the date of acquisition. The purchase consideration of the acquisition of a mining property determined to be an asset acquisition

GOLDCORP  |  13

(In millions of United States dollars, except where noted)

is allocated to the individual assets acquired and liabilities assumed based on their relative fair values. Fair value is determined by estimating the value of the property’s reserves, resources and exploration potential.

Development expenditures:

Drilling and related costs incurred to define and delineate a mineral deposit that has not been classified as proven and probable reserves are capitalized and included in the carrying amount of the related property in the period incurred, when management determines that it is probable that the expenditures will result in a future economic benefit to the Company.

Stripping costs:

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body (stripping costs). Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized as part of the carrying amount of the related mining property.

Exploration and evaluation expenditures:

The costs of acquiring rights to explore, exploratory drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contain proven and probable reserves are exploration and evaluation expenditures and are expensed as incurred prior to the date of establishing that costs incurred are economically recoverable. Exploration and evaluation expenditures incurred subsequent to the establishment of economic recoverability are capitalized and included in the carrying amount of the related mining property.

Management uses the following criteria in its assessments of economic recoverability and probability of future economic benefit:

(i)	Geology: there is sufficient geologic certainty of converting a mineral deposit into a proven and probable reserve. There is a history of conversion to reserves at operating mines;

(ii)

Scoping, prefeasibility or feasibility: there is a scoping study, prefeasibility or preliminary feasibility study that demonstrates the additional reserves and resources will generate a positive commercial outcome. Known metallurgy provides a basis for concluding there is a significant likelihood of being able to recover the incremental costs of extraction and production;

(iii)	Accessible facilities: the mineral deposit can be processed economically at accessible mining and processing facilities where applicable;

(iv)

Life of mine plans: an overall life of mine plan and economic model to support the economic extraction of reserves and resources exists. A long-term life of mine plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body; and

(v)	Authorizations: operating permits and feasible environmental programs exist or are obtainable.

Prior to capitalizing exploratory drilling, evaluation, development and related costs, management determines that the following conditions have been met:

(i)	It is probable that a future economic benefit will flow to the Company;

(ii)	The Company can obtain the benefit and controls access to it;

(iii)	The transaction or event giving rise to the future economic benefit has already occurred; and

(iv)	Costs incurred can be measured reliably.

Borrowing costs:

Borrowing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”) are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which in the case of mining properties, is when the mining property reaches commercial production. Capitalization commences on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities that are necessary to prepare the qualifying asset for its intended use are being undertaken. All other borrowing costs are expensed in the period in which they are incurred. For funds obtained

GOLDCORP  |  14

(In millions of United States dollars, except where noted)

from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed that are directly attributable to a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

Costs incurred during production:

Capitalization of costs incurred ceases when the mining property is capable of operating at levels intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales during this period are offset against costs capitalized.

Development costs incurred to maintain current production are included in mine operating costs. These costs include the development and access (tunnelling) costs of production drifts to develop the ore body in the current production cycle.

During the production phase of a mine, stripping costs incurred that provide access to a component of reserves and resources that will be produced in future periods and that would not have otherwise been accessible are capitalized (“stripping activity asset”). The costs qualifying for capitalization are those costs directly incurred to perform the stripping activity that improves access to the identified component of ore, plus an allocation of directly attributable overhead costs, and which are determined using a strip ratio methodology. The strip ratio represents the ratio of the estimated total volume of waste material to the estimated total quantity of economically recoverable ore of the component of the reserves and resources for which access has been improved. The stripping activity asset is included as part of the carrying amount of the mining property. Capitalized stripping costs are amortized based on the estimated recoverable ounces contained in reserves and resources that directly benefit from the stripping activities. Costs for waste removal that do not give rise to future economic benefits are included in mine operating costs in the period in which they are incurred.

Measurement:

Mining properties are recorded at cost less accumulated depletion and impairment losses.

Depletion:

The carrying amounts of mining properties are depleted using the unit-of-production method over the estimated recoverable ounces, when the mine is capable of operating at levels intended by management. Under this method, depletable costs are multiplied by the number of ounces produced, and divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources where it is considered highly probable that those resources will be economically extracted. During the year ended December 31, 2018, depletion expense would have increased by $126 million if resources were excluded from recoverable ounces.

A mine is capable of operating at levels intended by management when:

(i)	Operational commissioning of major mine and plant components is complete;

(ii)	Operating results are being achieved consistently for a period of time;

(iii)	There are indicators that these operating results will be continued; and

(iv)

Other factors are present, including one or more of the following: A significant portion of plant/mill capacity has been achieved; a significant portion of available funding is directed towards operating activities; a pre-determined, reasonable period of time has passed; or significant milestones for the development of the mining property have been achieved.

Management reviews the estimated total recoverable ounces contained in depletable reserves and resources annually, and when events and circumstances indicate that such a review should be made. Changes to estimated total recoverable ounces contained in depletable reserves and resources are accounted for prospectively.

Impairment and reversal of impairment:

At the end of each reporting period, the Company reviews its mining properties and plant and equipment at the CGU level to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the relevant CGU is estimated in order to determine the extent of impairment. A CGU is the smallest identifiable group of assets

GOLDCORP  |  15

(In millions of United States dollars, except where noted)

that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The Company’s CGUs are its mine sites, represented by its principal producing mining properties and significant development projects.

The recoverable amount of a mine site is the greater of its FVLCD and VIU. In determining the recoverable amounts of each of the Company’s mine sites, the Company uses the FVLCD as this will generally be greater than or equal to the VIU. When there is no binding sales agreement, FVLCD is primarily estimated as the discounted future after-tax cash flows expected to be derived from a mine site, less an amount for costs to sell estimated based on similar past transactions. When discounting estimated future after-tax cash flows, the Company uses its after-tax weighted average cost of capital. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital expenditures. Continued access to the estimated recoverable reserves, resources and exploration potential of the Company’s mining interests is a key assumption in determining their recoverable amounts. The ability to maintain existing or obtain necessary mining concessions, surface rights title, and water concessions is integral to the access of the reserves, resources and exploration potential. A mining concession gives its holder the right to carry out mining activities in the area covered by that concession and take ownership of any minerals found, but it does not always grant surface access rights. In some jurisdictions surface access rights must be separately negotiated with the owner of the surface lands and in the event of a dispute or failed negotiations, administrative legal process may be available. In other jurisdictions, surface access rights may be granted along with mining rights. Water concessions provide its holder the right to specified levels of water usage and are granted based on water availability in the source area.

If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. The carrying amount of each mine site includes the carrying amounts of mining properties, plant and equipment, goodwill and related deferred income tax balances, net of the mine site reclamation and closure cost provision. In addition, the carrying amounts of the Company’s corporate assets are allocated to the relevant mine sites for impairment purposes. Impairment losses are recognized in net earnings in the period in which they are incurred. The allocation of an impairment loss, if any, for a particular mine site to its mining properties and plant and equipment is based on the relative carrying amounts of those assets at the date of impairment. Those mine sites which have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When an impairment loss reverses in a subsequent period, the revised carrying amount shall not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously, less subsequent depreciation and depletion. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur.

Plant and equipment:

Plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Costs capitalized for plant and equipment include borrowing costs incurred that are attributable to qualifying plant and equipment. The carrying amounts of plant and equipment are depreciated using either the straight-line or unit-of-production method over the shorter of the estimated useful life of the asset or the life of mine. The significant classes of depreciable plant and equipment and their estimated useful lives are as follows:

Mill and mill components	life of mine
Underground infrastructure	life of mine
Mobile equipment components	3 to 15 years

Assets under construction are depreciated when they are substantially complete and available for their intended use, over their estimated useful lives.

Management reviews the estimated useful lives, residual values and depreciation methods of the Company’s plant and equipment at the end of each financial year, and when events and circumstances indicate that such a review should be made. Changes to estimated useful lives, residual values or depreciation methods resulting from such review are accounted for prospectively.

Derecognition:

Upon disposal or abandonment, the carrying amounts of mining properties and plant and equipment are derecognized and any associated gains or losses are recognized in net earnings. The cost and accumulated depreciation and depletion and impairment of fully depleted mineral properties and fully depreciated plant and equipment are derecognized.

GOLDCORP  |  16

(In millions of United States dollars, except where noted)

(l)	Leases

Contracts which contain the legal form of a lease are classified as either finance or operating leases. Finance leases represent leases that transfer substantially all of the risks and rewards of ownership of the leased asset. They are capitalized at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments and these capitalized costs are depreciated over the shorter of the period of expected use and the lease term. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease payments are included in production and corporate administration costs in the Company’s Consolidated Statements of (Loss) Earnings on a straight-line basis over the period of the lease. In addition to contracts which take the legal form of a lease, other significant contracts are assessed to determine whether, in substance, they are or contain a lease, if the contractual arrangement contains the use of a specific asset and the right to use that asset. The Company will apply the new lease accounting standard, IFRS 16, on its effective date of January 1, 2019 (note 3).

(m)	Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, unused tax losses and other income tax deductions. Deferred income tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences between the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred income tax assets and liabilities are recognized for the tax effects of these differences. Deferred income tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the related assets are realized or the liabilities are settled. The measurement of deferred income tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover and settle the carrying amounts of its assets and liabilities, respectively. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period in which the change is substantively enacted.

The Company records foreign exchange gains and losses representing the impacts of movements in foreign exchange rates on the tax bases of non-monetary assets and liabilities which are denominated in foreign currencies. Foreign exchange gains and losses relating to deferred income taxes and current income taxes are included in deferred income tax expense/recovery and current income tax expense/recovery, respectively, in the Consolidated Statements of (Loss) Earnings.

Current and deferred income tax expense or recovery are recognized in net earnings except when they arise as a result of items recognized in other comprehensive income or directly in equity, in which case the related current and deferred income taxes are also recognized in other comprehensive income or directly in equity, respectively.

(n)	Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i)	The Company has a present obligation (legal or constructive) as a result of a past event;

(ii)	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii)	A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i)

By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

GOLDCORP  |  17

(In millions of United States dollars, except where noted)

(ii)	As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted or reversed to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision is accreted during the period to reflect the passage of time. This accretion expense is included in finance costs in the Consolidated Statements of (Loss) Earnings.

Reclamation and closure cost obligations:

The Company records a provision for the estimated future costs of reclamation and closure of operating, closed and inactive mines and development projects when environmental disturbance occurs or a constructive obligation arises. Future costs represent management’s best estimates which incorporate assumptions on the effects of inflation, movements in foreign exchange rates, the effects of country and other specific risks associated with the related liabilities. These estimates of future costs are discounted to net present value using the risk-free interest rate applicable to the future cash outflows. The provision for the Company’s reclamation and closure cost obligations is accreted over time to reflect the unwinding of the discount with the accretion expense included in finance costs in the Consolidated Statements of (Loss) Earnings. The provision for reclamation and closure cost obligations is remeasured at the end of each reporting period for changes in estimates or circumstances. Changes in estimates or circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the risk-free interest rates.

Reclamation and closure cost obligations relating to operating mines and development projects are initially recorded with a corresponding increase to the carrying amounts of related mining properties. Changes to the obligations which may arise as a result of changes in estimates and assumptions are also accounted for as changes in the carrying amounts of related mining properties, except where a reduction in the obligation is greater than the capitalized reclamation and closure costs, in which case, the capitalized reclamation and closure costs are reduced to nil and the remaining adjustment is included in production costs in the Consolidated Statements of (Loss) Earnings. Reclamation and closure cost obligations related to inactive and closed mines are included in production costs in the Consolidated Statements of (Loss) Earnings on initial recognition and subsequently when remeasured.

(o)	Financial instruments

Measurement – initial recognition

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

(i)	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method. Interest income is recognized in Other (Expense) Income, net in the Consolidated Statements of (Loss) Earnings (note 12).

GOLDCORP  |  18

(In millions of United States dollars, except where noted)

The Company’s financial assets at amortized cost primarily include cash and cash equivalents, short-term investments and interest and other receivables included in other current and non-current financial assets in the Consolidated Balance Sheet.

Fair value through other comprehensive income (“FVTOCI”):

Financial assets that meet the following conditions are measured at FVTOCI:

(i)	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

(ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company’s financial assets at FVTOCI include its equity securities designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company has designated all investments in equity instruments that are not held for trading as FVTOCI (see note 3).

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”):

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 25(c)(ii). The Company’s financial assets at FVTPL include its account receivable arising from sales of metal and derivative assets not designated as hedging instruments.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

Derivative instruments designated as cash flow hedges:

The Company designates certain derivatives as hedging instruments in respect of foreign currency risk and commodity price risk as cash flow hedges. On initial designation of the derivative as a cash flow hedge, the Company documents the relationship between the hedging instrument and hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is effective in offsetting changes in cash flows of the hedged item attributable to the hedged risk, which is when the hedging relationship meet all of the following hedge effectiveness requirements:

GOLDCORP  |  19

(In millions of United States dollars, except where noted)

(i)	There is an economic relationship between the hedged item and the hedging instrument;

(ii)	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

(iii)

The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity the hedging instrument that the Company actually uses to hedge that quantity of hedged item.

If a hedging relationship ceases to meet the hedge effectiveness requirement relating to the hedge ratio but the risk management objective for that designated hedging relationship remains the same, the Company adjusts the hedge ratio so that it meets the qualifying criteria again.

The changes in the fair value of derivatives that are designated and determined to be effective in offsetting forecasted cash flows is recognized in other comprehensive income (loss) (“OCI”). The gain or loss relating to the ineffective portion is recognized immediately as Gain (loss) on derivatives in Other (expense) income, net, in the Consolidated Statements of (Loss) Earnings.

When the forecasted transaction impacts earnings, the cumulative gains or losses that were recorded in Accumulated other comprehensive income (loss) (“AOCI”) are reclassified to earnings in the same period or periods during which the hedged transaction has occurred, in the same line item as the recognized hedged item. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are reclassified and included in the carrying amount of the asset.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in AOCI at that time remains in AOCI and is recognized in the Consolidated Statements of (Loss) Earnings when the forecasted transaction occurs, in the same line item as the recognized hedged item. When the forecasted transaction that is hedged results in the recognition of a non-financial asset, the cumulative gains or losses that were recorded in AOCI are removed from equity and included in the carrying amount of the asset. This transfer does not affect other comprehensive income.

The Company discontinues hedge accounting only when the hedging relationship (or part thereof) ceases to meet the qualifying criteria. This includes instances when the hedging instrument expires or is sold, terminated or exercised. The discontinuation is accounted for prospectively. Any gain or loss recognized in OCI at that time remains in equity and is reclassified to the Consolidated Statements of (Loss) Earnings when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss is reclassified immediately to the Consolidated Statements of (Loss) Earnings.

Non-hedge derivatives

Derivative instruments that do not qualify as cash flow hedges are recorded at fair value with changes in fair value recognized in net earnings.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

(p)	Share-based Payments

The fair value of the estimated number of stock options and restricted share units (“RSUs”) awarded to employees, officers and directors that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of (Loss) Earnings over the vesting period of the stock options and RSUs, with a corresponding increase to equity. The fair value of stock options is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of RSUs is the market value of the underlying shares as of the date of grant. Stock options and RSUs with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

Performance share units (“PSUs”) and phantom restricted units (“PRUs”) are settled in cash. The fair value of the estimated number of PSUs and PRUs awarded that will eventually vest, determined as of the date of grant, is recognized as share-based compensation expense within corporate administration expense in the Consolidated Statements of (Loss) Earnings over the vesting period, with a corresponding amount recorded as a liability. Until the liability is settled, the fair value of the PSUs and PRUs is

GOLDCORP  |  20

(In millions of United States dollars, except where noted)

re-measured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period. The fair value of the PSUs are estimated using a combination of a binomial and internal model to determine the expected market value of the underlying Goldcorp shares on settlement date, multiplied by the expected target settlement percentage. The fair value of PRUs is the market value of the underlying shares as of the date of valuation.

5.	CRITICAL JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations (note 6), that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(a)	Operating Levels Intended by Management

Prior to a mine being capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Management considers several factors (note 4(k)) in determining when a mining property is capable of operating at levels intended by management.

(b)	Economic Recoverability and Probability of Future Economic Benefits of Exploration, Evaluation and Development Costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria (note 4(k)) in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

(c)	Functional Currency

The functional currency for each of the Company’s subsidiaries and investments in associate, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgements to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

(d)	Business Combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded that the acquisitions of its interests in the Cerro Casale project and Exeter in 2017 did not meet the criteria of a business combination; therefore the transactions were accounted for as acquisitions of assets (note 7).

(e)	Determination of Control of Subsidiaries and Joint Arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company’s access to those rights and obligations may change the classification of that joint arrangement. In 2017, the Company entered into the following transactions which required judgement to determine when the Company has control of subsidiaries or joint control of joint arrangements:

a.	Acquisition of Exeter

On June 7, 2017, based on the fact that Goldcorp had a majority ownership interest in Exeter, the majority of the Exeter board of directors were Goldcorp nominees and Exeter’s key management personnel was comprised of officers appointed by Goldcorp,

GOLDCORP  |  21

(In millions of United States dollars, except where noted)

the Company concluded that it had control over Exeter. Accordingly, Exeter met the criteria to be classified as a subsidiary. Commencing at the acquisition date of June 7, 2017, the financial results of Exeter were included in the results of the consolidated group and the portion of Exeter’s net assets that was not attributable to Goldcorp was accounted for as non-controlling interest (note 7).

b.	Accounting for the 50% interest in Cerro Casale and Caspiche

Based on assessment of the relevant facts and circumstances, primarily the requirement for unanimous agreement on management decisions relating to the development and operation of the arrangement, the Company concluded that the Norte Abierto Project is a jointly controlled entity. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Despite the fact that the joint venture is a limited liability company and the parties do not have rights and obligations to individual assets and liabilities, the Company concluded that the Norte Abierto Project is a joint operation as the arrangement requires the owners to purchase the output on a pro rata basis, indicating that the entity has rights and obligations to the separate assets and liabilities of the joint entity. As such, the project has been proportionately consolidated with the results of the consolidated group (note 7).

(f)	Revenue Recognition

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company’s bullion, doré and concentrate to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Variable consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company’s proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.

The Company also identified a variable component of its revenue for concentrate sales relating to retroactive pricing adjustments based on new annual pricing terms, which could potentially impact the Company’s revenue during the first two quarters of the Company’s fiscal year. However, the change in annual pricing terms had no impact on the Company’s consolidated net loss for the year ended December 31, 2018.

The Company applied judgement to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

(g)	Indicators of Impairment and Reversal of Impairment

The Company considers both external and internal sources of information in assessing whether there are any indications that CGUs are impaired or reversal of impairment is needed. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. The primary external factors considered are changes in spot and forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. Primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, life of mine plans and exploration results.

GOLDCORP  |  22

(In millions of United States dollars, except where noted)

At December 31, 2018, the carrying amount of the Company’s total assets and liabilities exceeded the Company’s market capitalization. Additionally, on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont Mining Corporation (“Newmont”) under which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10.0 billion, compared to a pre-impairment carrying amount of total assets and liabilities of $13.9 billion, resulting in a difference of $3.9 billion. The Company considered both of these factors to be impairment indicators of certain of the Company’s CGUs. Accordingly the FVLCD was compared against the carrying amount for the material CGUs of the Company, which resulted in the Company recognizing an impairment expense of $4,727 million against the carrying amounts of the Peñasquito, Éléonore, Cerro Negro and Red Lake CGUs for the year ended December 31, 2018 (note 20).

(h)	Income and Value Added Taxes

The Company’s operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions. The final income taxes paid and value added tax (“VAT”) refunds received are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of issues arising from VAT and/or income tax audits, such as the Company’s intercompany charges (note 29(a)).

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions and matters identified based on its judgement of whether, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

VAT receivables are generated on the purchase of supplies and services in most of the jurisdictions that the Company operates in. Timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of information and follow-up. The Company is exposed to liquidity risk, credit risk and currency risk with respect to its VAT receivables if tax authorities are unwilling to make payments in a timely manner in accordance with the Company’s refund requests. The Company regularly monitors actual and projected collections of its VAT receivables to inform its assessment as to the collectability of the VAT receivables and classification as current and non-current assets.

In 2018, the Mexican tax authority continued with its enhanced in-depth assessments of VAT refund requests which increased the delay in collections. At December 31, 2018, the total VAT receivable due to the Company from Mexican tax authorities was $219 million (December 31, 2017 – $186 million). The Company assessed the collectability and classification of its Mexican VAT receivables and determined that no allowance was necessary in respect of collectability, but has classified $41 million (2017 – $29 million) of the $219 million (2017 – $186 million) VAT receivable balance at December 31, 2018 as a non-current asset.

(i)	Contingencies

Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will be resolved only when one or more uncertain future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory proceedings, tax matters and losses results from other events and developments. The assessment of the existence and potential impact of contingencies inherently involves the exercise of significant judgement regarding the outcome of future events.

6.	KEY SOURCES ESTIMATION UNCERTAINTY

The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(a)	Impairment and Reversal of Impairment of Mining Interests

In determining the recoverable amounts of the Company’s mining interests, the Company primarily uses estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions related to metal prices,

GOLDCORP  |  23

(In millions of United States dollars, except where noted)

changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, future capital expenditures, discount rates and exchange rates.

Significant changes in metal price forecasts, the amount of recoverable reserves, resources, and exploration potential, estimated future costs of production, capital expenditures, and/or the impact of changes in current economic conditions may result in a write-down or reversal of impairment of the carrying amounts of the Company’s mining interests and/or goodwill.

During the year ended December 31, 2018, the Company recognized an impairment expense of $4,727 million (2017 – impairment expense of $244 million) in respect of the carrying amounts of certain mining interests (note 20).

At December 31, 2018, the carrying amount of the Company’s mining interests was $15,542 million (December 31, 2017 – $20,047 million) (notes 18 and 19).

(b)	Depreciation and Depletion

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces contained in proven and probable reserves and a portion of resources. The Company includes a portion of resources where it is considered probable that those resources will be economically extracted. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in changes to future depletion rates.

Plant and equipment not depleted on a unit of production basis based on recoverable ounces are depleted on a straight-line basis. Changes to estimates of the useful life and residual value may be impacted by the Company’s mine plans and rate of usage of these capital assets.

(c)	Deferred Stripping Costs

In determining whether stripping costs incurred during the production phase of an open pit mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2018, the carrying amount of stripping costs capitalized and included in mining properties was $221 million (December 31, 2017 – $204 million).

(d)	Income Taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities (note 13). In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses the probability of realizing unrecognized income tax assets.

(e)	Estimated Reclamation and Closure Costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates, assumptions of risks associated with the future cash outflows and assumptions of probabilities of alternative estimates of future cash outflows, and the applicable risk-free interest rates for discounting those future cash outflows. Significant judgements and estimates are required in forming assumptions of future activities, future cash outflows and the timing of those cash outflows. These assumptions are formed based on environmental and regulatory requirements and the Company’s environmental policies which may give rise to constructive obligations. The Company’s assumptions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate and changes in any of the above factors can result in a change to the provision recognized by the Company. At December 31, 2018, the Company’s total provision for reclamation and closure cost

GOLDCORP  |  24

(In millions of United States dollars, except where noted)

obligations was $660 million (December 31, 2017 – $599 million). The undiscounted value of these obligations at December 31, 2018 was $1,961 million (December 31, 2017 – $1,572 million) (note 24).

For the purpose of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk-free interest rate applicable to the future cash outflows, which is the appropriate US Treasury risk-free rate and reflects the reclamation lifecycle estimated for all sites, including operating, inactive and closed mines and development projects.

For the year ended December 31, 2018, the Company applied a discount rate based on the timing that the estimated cash flows were expected to be incurred at each site. The discount rates applied were within the range of a 20-year risk-free rate of 3.0% (2017 – 2.9%) and a 5.0% (2017 – 5.0%) long-term risk-free rate, which resulted in a weighted average discount rate of 4.3% (2017 – 4.1%).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(f)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur (note 29).

7.	ACQUISITIONS

Acquisitions of Cerro Casale and Caspiche Projects to Form the Norte Abierto Joint Operation

On June 9, 2017, the Company completed the acquisition of a 50% interest in the Cerro Casale Project. The transaction was executed in multiple steps, including the acquisition of a 25% interest by Goldcorp in the project from each of Kinross Gold Corporation (“Kinross”) and Barrick, which resulted in Barrick and Goldcorp each owning 50% of the project and subsequently forming a 50/50 joint operation with Barrick. The Cerro Casale Project is located in the Maricunga Gold Belt in the Atacama Region in northern Chile.

The Company also acquired 100% of the issued and outstanding shares of Exeter and its Caspiche Project, also located in the Maricunga Gold Belt. After completing the acquisition of the 100% interest in Exeter, Goldcorp contributed the Caspiche Project into the joint operation with Barrick, which resulted in a 50% interest held by each of Barrick and Goldcorp in the combined project, Norte Abierto.

The key steps in the transactions were as follows:

●

Acquisition of Kinross’ 25% interest in Cerro Casale and 100% interest in the Quebrada Seca exploration project for: (i) an initial cash payment of $260 million; (ii) the granting of a 1.25% royalty interest to Kinross on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca, with Kinross foregoing the first $10 million payable; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the assumption of a $20 million obligation to Barrick payable on commercial production at Cerro Casale.

●

Acquisition of an additional 25% interest in Cerro Casale from Barrick for: (i) a deferred payment obligation of $260 million to be satisfied through the funding of 100% of the joint operation’s expenditures (as described below); (ii) the granting of a 1.25% royalty interest to Barrick on 25% of gross revenues derived from metal production from Cerro Casale and Quebrada Seca; (iii) a contingent payment of $40 million payable after a decision to commence construction at Cerro Casale; and (iv) the transfer to Barrick of a 50% interest in Quebrada Seca, followed by the joint contribution by Goldcorp and Barrick of 100% of Quebrada Seca to the joint operation.

●

Acquisition of Exeter and its 100% owned Caspiche Project: under the terms of the supported takeover bid, Exeter shareholders received 0.12 of a common share of Goldcorp for each Exeter common share held. During the year ended December 31, 2017, the Company acquired all of the issued and outstanding common shares of Exeter for share consideration of $156 million in Goldcorp common shares.

●

Formation of a new 50/50 joint operation with Barrick: The joint operation, Norte Abierto, includes a 100% interest in each of the Cerro Casale and Quebrada Seca projects. Additionally, the Caspiche Project was contributed to the joint operation after the Company acquired Exeter. 50% of Caspiche’s acquisition cost, or approximately $80 million, has been credited against Goldcorp’s deferred payment obligation to Barrick. Additionally, Goldcorp will be required to spend a minimum of $60 million

GOLDCORP  |  25

(In millions of United States dollars, except where noted)

in the two-year period following closing of the Cerro Casale transaction, and a minimum of $80 million in each successive two-year period until the deferred payment obligation is satisfied, at which point Goldcorp and Barrick will equally fund requirements of the joint operation. If Goldcorp does not spend the minimum in any two-year period, Goldcorp will instead be required to make a payment to Barrick equal to 50% of the shortfall, with a corresponding reduction in the deferred payment obligation. As of December 31, 2018, the deferred payment obligation amounted to $163 million (December 31, 2017 – $182 million).

The total amount of consideration paid for the acquisition of the 50% interest in the Cerro Casale and Quebrada Seca projects was $526 million, comprised of a $260 million initial cash payment to Kinross, the $260 million deferred payment obligation to Barrick and $6 million of transaction costs. The deferred obligation payment includes an annual price adjustment of 4.75% per annum. The royalty interests for future production and contingent payments to Barrick and Kinross stipulated in the agreements will be recognized as production costs and mining interests, respectively, if and when, the obliging events occur.

The Company concluded the acquired assets and assumed liabilities of Cerro Casale did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows: $449 million to mining interest, $59 million representing water rights presented as non-current asset, $21 million to tax receivables and $3 million to reclamation and other current liabilities. Additionally, the Company concluded that the Cerro Casale Project is a joint operation, as such, it has been proportionately consolidated with the results of the Company.

The Company completed the acquisition of 100% of the issued and outstanding common shares of Exeter for total consideration of $156 million based on the closing price of the Company’s common shares on the dates of acquisition, including transaction costs and other adjustments of $7 million. The Company concluded the acquired assets and assumed liabilities of Exeter did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The consideration paid was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $160 million allocated to mining interests, and $3 million to working capital.

8.	DIVESTITURES

(a)	Divestiture of Los Filos

On April 7, 2017, the Company completed the sale of Los Filos to Leagold Gold Corporation (“Leagold”) and received total consideration of $350 million, before working capital adjustments. The consideration was comprised of $71 million of Leagold common shares, $250 million in cash and a $29 million short-term promissory note which was paid in July 2017. The Company also retained rights to certain VAT receivables of approximately $100 million. The Company accounted for Leagold using the equity method up to its date of dilution on May 24, 2018. Upon the dilution of the Company’s ownership interest in Leagold on May 24, 2018, the Company began accounting for its investment in Leagold as an equity security at FVTOCI (note 19(b)).

At December 31, 2016, the sale was considered highly probable and therefore, the group of assets and liabilities of Los Filos were presented separately under current assets and liabilities and measured at the lower of its carrying amount and fair value less the costs of disposal. An impairment of $16 million was recognized during the year ended December 31, 2017 based on changes to the carrying value of the Los Filos assets. There was no gain or loss on the disposition.

Total consideration, including working capital adjustments (net of transaction costs)	$ 348
Net assets sold and derecognized:
Cash and cash equivalents	23
Inventories and heap leach ore - current	143
Other current assets	14
Inventories and heap leach ore - non-current	128
Mining interests	151
Accounts payable and accrued liabilities	(38)
Deferred tax liabilities	(12)
Provisions	(56)
Other	(5)
348
Gain (loss) on disposition	$—

Los Filos and Leagold are presented in Other in the segment information disclosure.

GOLDCORP  |  26

(In millions of United States dollars, except where noted)

(b)	Divestiture of Cerro Blanco

On May 31, 2017, the Company completed the sale of the Cerro Blanco Project in Guatemala to Bluestone Resources Inc. (“Bluestone”) for total consideration of $22 million, comprised of $18 million in cash, and 3 million Bluestone common shares with a fair value of $4 million. Goldcorp will receive an additional $15 million cash payment from Bluestone upon declaration of commercial production at Cerro Blanco and a 1% net smelter return royalty on production.

Immediately prior to the classification to assets and liabilities as held for sale, the carrying amount of Cerro Blanco was remeasured to its recoverable amount, being its fair value less costs of disposal (“FVLCD”), based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal during the year ended December 31, 2017 of $19 million. Subsequently, on completion of the sale, the Company recognized a loss on the disposal of $6 million ($6 million, net of tax), net of transaction costs of $1 million.

Cerro Blanco’s assets and liabilities were presented in Other in the segment information disclosure up to the date of disposition (note 9).

(c)	Divestiture of San Nicolas

On October 18, 2017, the Company sold its 21% interest in the San Nicolas copper-zinc project, a stand-alone project in Mexico, to Teck Resources Limited for cash consideration of $50 million. The carrying value of San Nicolas was $2 million on the date of sale and the gain on disposition of $48 million ($34 million, net of tax) was recognized in the Consolidated Statements of (Loss) Earnings. San Nicolas’ assets and liabilities were presented in Other in the segment information disclosure up to the date of disposition (note 9).

(d)	Divestiture of Camino Rojo

On November 7, 2017, the Company completed the sale of its 100% interest in the Camino Rojo Project, part of the Peñasquito mine located in Mexico, to Orla Mining Ltd. (“Orla”). Under the terms of the agreement, the Company received approximately 19.9% of the issued and outstanding shares of Orla valued at $34 million and will receive a 2% net smelter return royalty on revenues from all metal production from the Camino Rojo oxide project. The Company also has the option to acquire up to 70% interest in future sulphide projects, subject to certain criteria. The shares were recorded as investment in securities on the Consolidated Balance Sheet. The value of consideration received was credited to mining interests associated with Peñasquito, resulting in $nil gain or loss on disposition.

9.	SEGMENT INFORMATION

Operating results of operating segments are reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers each individual operating mine site as a reportable operating segment for financial reporting purposes except for Alumbrera as its financial results do not meet the quantitative threshold required for segment disclosure purposes and are included in Other. Assets in Other also include the Company’s 100% interest in the Coffee Project, the Company’s 50% interests in the NuevaUnión and the Norte Abierto projects, corporate assets and the Company’s closed and inactive mines. Liabilities in Other include the Company’s debt, its deferred payment obligation (note 7), asset retirement obligations for closed and inactive mines and certain current and deferred income taxes payable.

During the year ended December 31, 2018, the Company reassessed its segment profit and loss measure for financial reporting purposes and concluded that Earnings from Mine Operations is the measure used by the CODM to assess the performance of the Company’s segments. Prior periods’ results have been re-presented to reflect the current presentation.

The operating results presented below include the results of Leagold up to May 24, 2018, the date on which the Company ceased to have significant influence over Leagold and no longer recognized Leagold as an investment in associate. Subsequent to May 24, 2018, the Company’s investment in Leagold is accounted for as an equity security (note 19(b)).

Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

GOLDCORP  |  27

(In millions of United States dollars, except where noted)

	Revenues (a)(b)		Production costs		Depreciation and depletion		Earnings (loss) from mine operations, associates and joint venture (b)(c)		Expenditures on mining interests

Years ended December 31	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Éléonore	$429	$377	$271	$251	$170	$137	$(12)	$(11)	$71	$109
Musselwhite	263	293	151	144	43	41	69	108	84	58
Porcupine	321	341	189	209	105	122	27	10	139	109
Red Lake	328	264	201	180	67	87	60	(3)	81	80
Peñasquito	1,050	1,400	680	751	315	279	55	370	518	532
Cerro Negro	641	609	277	258	261	267	103	84	77	87
Pueblo Viejo (d)	538	569	222	199	108	39	208	331	58	46
Other(d)	141	357	120	279	28	71	(7)	7	193	103
Attributable segment total	3,711	4,210	2,111	2,271	1,097	1,043	503	896	1,221	1,124
Excluding attributable amounts from associates and joint venture	(679)	(787)	(317)	(382)	(114)	(53)	(248)	(352)	(66)	(49)
Consolidated total	$3,032	$3,423	$1,794	$1,889	$983	$990	$255	$544	$1,155	$1,075

At December 31, 2018	Assets	Liabilities	Net assets
Éléonore	$1,154	$76	$1,078
Musselwhite	614	192	422
Porcupine	1,138	193	945
Red Lake	1,056	159	897
Peñasquito	6,887	2,429	4,458
Cerro Negro	2,277	514	1,763
Pueblo Viejo(d)	1,670	—	1,670
Other (d)	2,171	3,529	(1,358)
Total	$16,967	$7,092	$9,875

At December 31, 2017	Assets	Liabilities	Net assets
Éléonore	$2,735	$273	$2,462
Musselwhite	546	153	393
Porcupine	990	196	794
Red Lake	1,731	88	1,643
Peñasquito	8,370	3,089	5,281
Cerro Negro	3,285	531	2,754
Pueblo Viejo	1,746	—	1,746
Other	2,282	3,171	(889)
Total	$21,685	$7,501	$14,184

(a)

The Company’s principal product is gold bullion which is sold primarily in the London spot market. Metal concentrate, containing both gold and by-product metals, is produced at Peñasquito and Alumbrera and is sold to third party smelters and traders. The Company’s consolidated revenues (excluding attributable share of revenues from Pueblo Viejo and Alumbrera) for the years ended December 31 were derived from the following:

GOLDCORP  |  28

(In millions of United States dollars, except where noted)

	2018		2017
Gold	$2,266	75%	$2,527	74%
Zinc	365	12%	425	12%
Silver	299	10%	364	11%
Lead	98	3%	98	3%
Copper	4	—%	9	—%
	$3,032	100%	$3,423	100%

Certain of the Company’s mines (including the Company’s associates) supplemented their gold revenues with the sale of other metals as shown in the table below:

Years ended December 31		Peñasquito (i)(ii)	Cerro Negro	Pueblo Viejo	Other
Gold	2018	$347	$580	$501	$68
	2017	$598	$552	$541	$142
Zinc	2018	365	—	—	—
	2017	425	—	—	—
Silver	2018	236	61	33	1
	2017	270	57	27	38
Lead	2018	98	—	—	—
	2017	98	—	—	—
Copper	2018	4	—	4	44
	2017	9	—	1	80
Molybdenum	2018	—	—	—	3
	2017	—	—	—	4
Total	2018	$1,050	$641	$538	$116
	2017	$1,400	$609	$569	$264

(i)

The Company has a long-term agreement with Wheaton Precious Metals Corp. (“Wheaton”) to deliver 25% of silver produced from Peñasquito during its life of mine for a per ounce cash payment of $4.17 (2017 – $4.13), subject to annual inflation adjustments.

(ii)

For the year ended December 31, 2018, provisional pricing adjustments reduced Peñasquito’s concentrate sales revenue by $26 million (2017 – increased revenue by $15 million). $15 million (2017 – $nil) of Peñasquito’s revenues relate to realized and unrealized gains on commodity hedges.

(b)

Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the year ended December 31, 2018, intersegment purchases included $501 million and $33 million, respectively, of gold and silver ounces purchased from Pueblo Viejo (2017 – $541 million and $27 million, respectively) and revenues related to the sale of these ounces to external third parties were $501 million and $33 million, respectively (2017 – $541 million and $27 million, respectively).

GOLDCORP  |  29

(In millions of United States dollars, except where noted)

(c)

A reconciliation of attributable segment total earnings from mine operations, associates and joint venture to the Company’s (loss) earnings before taxes per the Consolidated Statements of (Loss) Earnings is as follows:

	2018	2017
Attributable segment total earnings from mine operations, associates and joint venture	$503	$896
Adjustment to account for Pueblo Viejo, NuevaUnión and Alumbrera on an equity method basis	(165)	(163)
Exploration, evaluation and project costs	(86)	(62)
Impairment of mining interests, net	(4,727)	(244)
Corporate administration	(131)	(158)
Restructuring costs	—	(4)
(Loss) earnings from operations, associates and joint venture	(4,606)	265
Gain on disposition of mining interest, net of transaction costs	—	42
Finance costs	(145)	(133)
Other (expense) income, net	(10)	19
(Loss) earnings before taxes	$(4,761)	$193

(d)

The attributable segment information relating to Pueblo Viejo, NuevaUnión and Alumbrera, as reviewed by the CODM, is based on the Company’s proportionate share of profits and expenditures on mining interests. However, as required by IFRS, the Company’s investments in Pueblo Viejo, NuevaUnión and Alumbrera are accounted for in these consolidated financial statements using the equity method (note 19). Alumbrera and NuevaUnión are presented in Other.

(e)

On February 15, 2017, the Company paid cash consideration of $65 million and recognized a $2 million loss on the acquisition of the 4% gold stream on the El Morro deposit, part of the Company’s NuevaUnión joint venture, from New Gold Inc. eliminating the Company’s obligation to New Gold Inc.

10.	PRODUCTION COSTS

Years ended December 31	2018	2017
Raw materials and consumables	$726	$836
Salaries and employee benefits (a)	482	480
Contractors	349	415
Royalties (note 18(i))	58	78
Transportation costs	50	47
Maintenance costs	33	35
Revision of reclamation and closure cost provision	24	(4)
Change in inventories	7	(64)
Other (b)	65	66
	$1,794	$1,889

(a)

Salaries and employee benefits exclude $57 million of salaries and employee benefits included in corporate administration in the Consolidated Statements of (Loss) Earnings for the year ended December 31, 2018 (2017 – $64 million).

(b)	Other included a write down of prior period costs of $12 million relating to Peñasquito oxide heap leach inventories during the year ended December 31, 2017.

GOLDCORP  |  30

(In millions of United States dollars, except where noted)

11.	FINANCE COSTS

Years ended December 31	2018	2017
Interest expense	$113	$99
Finance fees	10	10
Accretion of reclamation and closure cost obligations (note 24(a))	22	24
	$145	$133

12.	OTHER (EXPENSE) INCOME, NET

Years ended December 31	2018	2017
Finance income	$39	$39
Gain on derivatives, net	3	4
Foreign exchange loss	(24)	(23)
Gains on sale of investments	—	16
Other (1)	(28)	(17)
	$(10)	$19

(1)

For the year ended December 31, 2018, the Company’s investments in other associates includes its interests in Leagold up to its date of dilution on May 24, 2018. Upon the dilution of the Company’s investment in Leagold, the Company measured the remaining interest in Leagold at fair value and recognized a gain of $13 million in the Consolidated Statement of (Loss) Earnings in Other (Expense) Income, net.

For the year ended December 31, 2017, Other (Expense), Income net, includes the impact of a $10 million provision which the Company recognized in respect of the settlement of a guarantee the Company had provided to Wheaton relating to a silver stream agreement with Primero Mining Corp. The Company was released from the guarantee on payment of the $10 million in January 2018.

GOLDCORP  |  31

(In millions of United States dollars, except where noted)

13.	INCOME TAXES

Years ended December 31	2018	2017
Current income tax expense	$156	$196
Deferred income tax recovery	(768)	(661)
Income tax recovery	$(612)	$(465)

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial income tax rates to (loss) earnings before taxes. These differences result from the following items:

Years ended December 31	2018	2017
(Loss) earnings before taxes	$(4,761)	$193
Canadian federal and provincial income tax rates	25%	25%
Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(1,190)	48
(Decrease) increase attributable to:
Impairment of mining interests - changes in recognition of deferred tax assets	499	—
Impairment of mining interests - statutory tax rate differences	(214)	(206)
Foreign exchange impact on tax bases of assets, liabilities, and losses	264	(8)
Changes in recognition of deferred tax assets	149	38
Changes in tax estimates with respect to prior years	79	5
Non-deductible expenditures	21	16
Mining taxes	7	10
Assets sold and assets held for sale	—	(36)
Mexican inflation on tax values	(8)	(30)
Argentinian tax reform (1)	(13)	(156)
Non-taxable portion of net earnings from associates	(21)	(47)
Effects of different foreign statutory tax rates on earnings of subsidiaries	(25)	25
Other impact of foreign exchange (2)	(170)	(116)
Other	10	(8)
	$(612)	$(465)

(1)

In December 2017, Argentina enacted corporate tax changes which included a reduction in the corporate tax rate from 35% to 30% for 2018 and 2019, with a further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced which charges an effective tax of 5% for 2018 and 2019 and 10% for 2020 and thereafter on dividend distributions. The Argentine tax rate reduction resulted in a deferred tax recovery of $156 million in 2017.

(2)

Other impacts of foreign exchange include the currency translation effects of local currency current taxes receivable and payable, the tax impact of local currency foreign exchange gains or losses and the non-taxable or non-deductible US dollar currency foreign exchange gains or losses.

GOLDCORP  |  32

(In millions of United States dollars, except where noted)

The significant components of deferred income tax assets and liabilities were as follows:

	At December 31 2018	At December 31 2017
Deferred income tax assets (a)
Operating loss carryforwards
Argentina	$20	$144
Canada	10	141
Mexico	49	3
Chile	5	5
	84	293
Deductible temporary differences relating to:
Reclamation and closure cost obligations	54	144
Mining interests	83	131
Other	37	112
	174	387
Investment tax credits	1	89
Total deferred income tax assets	259	769
Deferred income tax liabilities
Taxable temporary differences relating to:
Mining interests	(2,445)	(3,636)
Other	(81)	(84)
Total deferred income tax liabilities	(2,526)	(3,720)
Deferred income tax liabilities, net	(2,267)	(2,951)
Balance sheet presentation
Deferred income tax assets	22	112
Deferred income tax liabilities	(2,289)	(3,063)
Deferred income tax liabilities, net	$(2,267)	$(2,951)

(a)

The Company believes that it is probable that the results of future operations will generate sufficient taxable income to realize the above noted deferred income tax assets. During the year ended December 31, 2018, the Company recognized $32 million (2017 – $109 million) in deferred tax assets that were in excess of taxable temporary differences but are supported by expected future taxable earnings.

Deferred tax assets that have not been recognized as part of the total above were as follows:

	At December 31 2018	At December 31 2017
Operating loss carryforwards	$358	$37
Non-operating losses	101	111
Deductible temporary differences relating to:
Mining interests	168	—
Reclamation and closure cost obligations	112	—
Tax credits	80	6
Other	9	—
	$828	$154

GOLDCORP  |  33

(In millions of United States dollars, except where noted)

14.	PER SHARE INFORMATION

(a)	Net (Loss) Earnings per Share

Net loss per share for the year ended December 31, 2018 was calculated based on basic and diluted net loss of $4,149 million, (2017 – net earnings per share based on basic and diluted net earnings of $658 million) and the weighted average number of shares outstanding used in the calculation was based on the following:

(in millions)	2018	2017
Basic weighted average number of shares outstanding	869	862
Effect of dilutive stock options and restricted share units	—	3
Diluted weighted average number of shares outstanding	869	865

The outstanding equity instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted net loss per share for the year ended December 31, 2018 because they were anti-dilutive, were 8 million stock options and RSUs (2017 – 7 million stock options).

(b)	Dividends Declared

During the year ended December 31, 2018, the Company declared dividends of $0.08 per share for total dividends of $69 million (2017 – $0.08 per share for dividends of $70 million).

The Company’s Dividend Reinvestment Plan (“DRIP”) allows shareholders the opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. Shareholders have the option to reinvest their cash dividends into additional common shares issued from treasury at a 3% discount to the average market price calculated at the time of dividend payment. During the year ended December 31, 2018, the Company issued $10 million (2017 – $8 million) in common shares under the Company’s DRIP.

15.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents comprised of the following:

	At December 31 2018	At December 31 2017
Cash	$66	$184
Money market investments	68	2
	$134	$186

(b)	The following table summarizes the impact of increases and decreases in components of working capital on cash provided by operating activities during the years ended December 31:

	2018	2017
Accounts receivable decrease (increase)	$58	$(48)
Inventories increase	(39)	(57)
Sales and indirect taxes recoverable decrease	27	165
Accounts payable and accrued liabilities increase	8	39
Income taxes payable (decrease) increase, net of income taxes receivable	(30)	3
Other	(14)	43
Change in working capital	$10	$145

GOLDCORP  |  34

(In millions of United States dollars, except where noted)

(c)	The following table summarizes cash received and paid included in the Company’s operating and investing activities during the years ended December 31:

Years ended December 31	2018	2017
Operating activities include the following cash received (paid):
Interest received	$23	$77
Interest paid	(69)	(89)
Income taxes refunded	5	9
Income taxes paid	(193)	(201)
Investing activities include the following cash (paid) received:
Net (purchases) proceeds of short-term investments and equity securities
Purchases of short-term investments	$(61)	$(91)
Proceeds from maturity of short-term investments	71	86
Purchases of equity securities	(43)	(67)
Proceeds from sale of equity securities	3	24
	$(30)	$(48)

(d)	The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Debt	Finance lease obligation
At January 1, 2017	$2,510	$252
Principal payment	(30)	(6)
Accretion	3	2
At January 1, 2018	2,483	248
Principal payment	(500)	(8)
Additional borrowings	880	—
Accretion	4	1
Revision to future lease payments	—	(3)
At December 31, 2018	$2,867	$238

16.	INVENTORIES

	At December 31 2018	At December 31 2017
Supplies	$283	$237
Finished goods	114	112
Work-in-process	26	66
Stockpiled ore	60	42
Heap leach ore	8	—
	491	457
Less: stockpiled ore	—	(16)
	$491	$441

(a)

The costs of inventories recognized as expense for the year ended December 31, 2018 amounted to $2,597 million (2017 – $2,719 million), of which $1,636 million (2017 – $1,753 million) and $961 million (2017 – $966 million) was included in production costs and depreciation and depletion in the Consolidated Statements of (Loss) Earnings, respectively.

GOLDCORP  |  35

(In millions of United States dollars, except where noted)

17.	OTHER CURRENT ASSETS

	At December 31 2018	At December 31 2017
Prepaid expenses and other	$28	$29
Accrued interest receivable (note 19(a))	9	4
Current derivative assets designated as hedging instruments	2	2
VAT receivables related to disposition of Los Filos (note 8(a))	—	13
	$39	$48

18.	MINING INTERESTS OWNED BY SUBSIDIARIES AND JOINT OPERATIONS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Total
Cost
At January 1, 2018	$13,430	$5,832	$5,258	$6,604	$31,124
Expenditures on mining interests (a)(b)(c)	556	304	—	347	1,207
Removal of fully depreciated/depleted assets and disposals (e)	(15)	—	—	(226)	(241)
Transfers and other movements (f)	444	71	(393)	6	128
At December 31, 2018	14,415	6,207	4,865	6,731	32,218
Accumulated depreciation and depletion and impairment
At January 1, 2018	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Depreciation and depletion (d)	(667)	—	—	(321)	(988)
Impairment expense, net (note 20)	(1,678)	(63)	(2,208)	(778)	(4,727)
Removal of fully depreciated/depleted assets and disposals (e)	10	—	—	212	222
Transfers and other movements (f)	—	—	—	(2)	(2)
At December 31, 2018	(7,685)	(2,832)	(4,551)	(4,240)	(19,308)
Carrying Value - At December 31, 2018	$6,730	$3,375	$314	$2,491	$12,910

GOLDCORP  |  36

(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	Total
Cost
At January 1, 2017	$12,993	$4,670	$7,225	$6,432	$31,320
Acquisition of mining interest (note 7)	—	529	—	2	531
Expenditures on mining interests (a)(b)(c)	507	170	—	420	1,097
Removal of fully depreciated/depleted assets and disposals (e)	(1,469)	(1)	(2)	(295)	(1,767)
Transfers and other movements (f)	1,399	464	(1,965)	45	(57)
At December 31, 2017	13,430	5,832	5,258	6,604	31,124
Accumulated depreciation and depletion and impairment
At January 1, 2017	(5,848)	(2,510)	(2,263)	(3,134)	(13,755)
Depreciation and depletion (d)	(654)	—	—	(354)	(1,008)
Impairment expense, net (note 8(b), 20)	(294)	(259)	(80)	(136)	(769)
Removal of fully depreciated/depleted assets and disposals	1,463	—	—	275	1,738
Transfers and other movements (f)	(17)	—	—	(2)	(19)
At December 31, 2017	(5,350)	(2,769)	(2,343)	(3,351)	(13,813)
Carrying Value - At December 31, 2017	$8,080	$3,063	$2,915	$3,253	$17,311

A summary by property of the carrying amount of mining interests owned by subsidiaries and joint operation is as follows:

	Mining properties (i)
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (g)(h)	At December 31 2018	At December 31 2017
Éléonore	$603	$32	$—	$319	$954	$2,596
Musselwhite	377	—	—	168	545	507
Porcupine	351	541	—	133	1,025	977
Red Lake	296	347	—	126	769	1,396
Coffee	—	518	—	1	519	434
Peñasquito	3,996	1,083	—	1,278	6,357	7,852
Cerro Negro	1,107	263	314	361	2,045	2,911
Norte Abierto	—	591	—	2	593	548
Corporate and other	—	—	—	103	103	90
	$6,730	$3,375	$314	$2,491	$12,910	$17,311

(a)	Exploration, evaluation and project costs incurred by the Company during the years ended December 31 were as follows:

	2018	2017
Total exploration, evaluation and project expenditures	$153	$114
Less: amounts capitalized to mining interests	(67)	(52)
Total exploration, evaluation and project costs recognized in the Consolidated Statements of (Loss) Earnings	$86	$62

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(In millions of United States dollars, except where noted)

(b)

Expenditures on mining interests include finance lease additions, capitalized borrowing costs and deposits on mining interests, and are net of investment tax credits and exclude capitalized reclamation and closure costs. The following is a reconciliation of capitalized expenditures on mining interests to expenditures on mining interests in the Consolidated Statements of Cash Flows:

	2018	2017
Capitalized expenditures on mining interests including associates and joint venture	$1,244	$1,130
Interest paid	(60)	(35)
Increase in accrued expenditures	(29)	(20)
Expenditures on mining interests per Consolidated Statements of Cash Flows	$1,155	$1,075

(c)	Includes capitalized borrowing costs incurred during the years ended December 31 as follows:

	2018	2017
Red Lake - Cochenour	$24	$23
Norte Abierto Project	19	11
Peñasquito - Pyrite Leach Project	13	6
Porcupine - Borden Project	7	4
Other	6	2
	$69	$46

During the years ended December 31, 2018 and 2017, the Company’s debt and deferred payment obligation related to Norte Abierto (note 7) were eligible for capitalization. All borrowing costs related to the deferred payment obligations were capitalized to the mining interests of Norte Abierto.

A reconciliation of total eligible borrowing costs incurred to total borrowing costs included in finance costs in the Consolidated Statements of (Loss) Earnings is as follows:

	2018	2017
Total borrowing costs incurred	$115	$111
Less: amounts capitalized to mining interests	(69)	(46)
Total borrowing costs included in finance costs in the Consolidated Statements of (Loss) Earnings	$46	$65
Weighted average rate used in capitalization of borrowing costs during year	3.92%	3.84%

(d)	A reconciliation of depreciation and depletion during the years ended December 31 to depreciation and depletion recognized in the Consolidated Statements of (Loss) Earnings is as follows:

	2018	2017
Total depreciation and depletion	$988	$1,008
Less: amounts capitalized to mining interests	(9)	(5)
Changes in amounts allocated to ending inventories	4	(13)
Total depreciation and depletion recognized in the Consolidated Statements of (Loss) Earnings	$983	$990

(e)

Removal of fully depreciated/depleted asset and disposals primarily includes the costs and accumulated depreciation/depletion of fully depreciated/depleted assets for closed sites that are no longer in use.

(f)

Transfers and other movements primarily represent the reallocation of costs between mining interest categories relating to the conversion of reserves, resources and exploration potential within mining interests, capitalized reclamation and closure costs, capitalized depreciation, and the reclassification of non-depletable to depletable mining properties.

(g)

At December 31, 2018, assets not yet ready for intended use, and therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $163 million (December 31, 2017 – $378 million).

(h)	At December 31, 2018, finance leases included in the carrying amount of plant and equipment amounted to $222 million (December 31, 2017 – $278 million) (note 23).

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(In millions of United States dollars, except where noted)

(i)

Certain of the mining properties in which the Company has interests are subject to royalty arrangements based on their net smelter returns (“NSR“s), modified NSRs, net profits interest (“NPI”), net earnings, and/or gross revenues. Royalties are expensed at the time of sale of gold and other metals. For the year ended December 31, 2018, royalties included in production costs amounted to $58 million (December 31, 2017 – $78 million) (note 10). At December 31, 2018, the significant royalty arrangements of the Company and its associates, joint venture and joint operation were as follows:

Mining properties:	Royalty arrangements
Musselwhite	1.25 – 5% NPI
Éléonore	2.2 – 3.5% of NSR
Peñasquito	2% of NSR and 0.5% of gross income on sale of gold and silver
Cerro Negro	3% of modified NSR and 1% of net earnings
Alumbrera	3% of modified NSR plus 20 – 30% of net proceeds after capital recovery and changes in working capital
Pueblo Viejo	3.2% of NSR
NuevaUnión	1.5% – 2% modified NSR on portions of the property and 2% NPI
Coffee	2% of NSR
Norte Abierto	3.08% NSR on the Caspiche property; two 1.25% royalties on 25% of gross revenues from Cerro Casale and Quebrada Seca (note 7)

19.	MINING INTERESTS INVESTMENTS IN ASSOCIATES AND JOINT VENTURE

At December 31, 2018, the Company had a 40% interest in Pueblo Viejo, a 50% interest in NuevaUnión, and a 37.5% interest in Alumbrera (included in “Other”). These investments are accounted for using the equity method and included in mining interests. The Company adjusts each associate and joint venture’s financial results, where appropriate, to give effect to uniform accounting policies.

The following table summarizes the change in the carrying amount of the Company’s investments in associates and joint venture:

	Pueblo Viejo (a)	NuevaUnión	Other (b)	Total
At January 1, 2018	$1,746	$919	$71	$2,736
Company’s share of net earnings (loss) of associates and joint venture (1)	55	(2)	—	53
Capital investment	—	37	6	43
Return of capital investment	(141)	—	—	(141)
Reclassification of investment in associate	—	—	(69)	(69)
Other	10	—	—	10
At December 31, 2018	$1,670	$954	$8	$2,632
At January 1, 2017	$1,123	$884	$—	$2,007
Company’s share of net earnings of associates and joint venture	142	2	—	144
Acquisition of interest in Leagold (note 8(a))	—	—	71	71
Capital investment	—	33	—	33
Return of capital investment	(65)	—	—	(65)
Reversal of impairment	557	—	—	557
Other	(11)	—	—	(11)
At December 31, 2017	$1,746	$919	$71	$2,736

(1)

Share of net earnings related to associates and joint venture of $83 million (year ended December 31, 2017 –$189 million) presented on the Consolidated Statement of (Loss) Earnings includes the Company’s share of net earnings of associates and joint venture of $53 million (year ended December 31, 2017 – $144 million) and the reduction of the provision related to funding Alumbrera’s reclamation costs of $30 million (year ended December 31, 2017 – $45 million) (note 19(c))).

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(In millions of United States dollars, except where noted)

Summarized financial information for the Company’s investments in associates and joint venture, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition/formation and adjustments for differences in accounting policies, is as follows:

Year ended December 31, 2018	Pueblo Viejo	NuevaUnión	Other (b)	Total
Revenues	$1,344	$—	$416	$1,760
Production costs	(554)	—	(282)	(836)
Depreciation and depletion	(271)	—	(20)	(291)
Earnings from mine operations	519	—	114	633
Interest income	1	—	9	10
Interest expense	(96)	—	(19)	(115)
Other expense	(30)	(4)	(80)	(114)
Income tax expense	(257)	—	(30)	(287)
Net earnings (loss) of associates and joint venture	137	(4)	(6)	127
Company’s equity share of net earnings of associates and joint venture	$55	$(2)	$30	$83

Year ended December 31, 2017	Pueblo Viejo	NuevaUnión	Other (b)	Total
Revenues	$1,423	$—	$653	$2,076
Production costs	(497)	—	(544)	(1,041)
Depreciation and depletion	(98)	—	(42)	(140)
Earnings from mine operations	828	—	67	895
Interest income	1	—	2	3
Interest expense	(133)	—	(41)	(174)
Other (expense) income	(18)	3	(49)	(64)
Income tax (expense) recovery	(324)	2	(43)	(365)
Net earnings (loss) of associates and joint venture	354	5	(64)	295
Company’s share of net earnings of associates and joint venture	142	2	45	189
Reversal of impairment	557	—	—	557
Company’s equity share of net earnings of associates and joint venture	$699	$2	$45	$746

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(In millions of United States dollars, except where noted)

The asset and liabilities of the Company’s material associate and joint venture were as follows:

At December 31, 2018	Pueblo Viejo(a)	NuevaUnión (d)
Current assets	$549	$18
Non-current assets	5,890	2,361
	6,439	2,379
Current liabilities	308	30
Non-current liabilities	1,955	441
	2,263	471
Net assets	4,176	1,908
Company’s equity share of net assets of associates and joint venture	$1,670	$954

At December 31, 2017	Pueblo Viejo(a)	NuevaUnión (d)
Current assets	$515	$24
Non-current assets	6,296	2,278
	6,811	2,302
Current liabilities	341	23
Non-current liabilities	2,105	441
	2,446	464
Net assets	4,365	1,838
Company’s equity share of net assets of associates and joint venture	$1,746	$919

The equity share of cash flows of the Company’s investments in associates and joint venture are as follows:

Year ended December 31, 2018	Pueblo Viejo	NuevaUnión	Other	Total
Net cash provided by operating activities	$208	$—	$46	$254
Net cash used in investing activities	(59)	(40)	(11)	$(110)
Net cash (used in) provided by financing activities	(141)	37	—	(104)

Year ended December 31, 2017
Net cash provided by operating activities	$132	$6	$50	$188
Net cash used in investing activities	(46)	(33)	—	(79)
Net cash (used in) provided by financing activities	(234)	33	—	(201)

(a)

In June 2009, the Company entered into a $400 million shareholder loan agreement with Pueblo Viejo with a term of fifteen years. In April 2012, additional funding of $300 million was issued to Pueblo Viejo with a term of twelve years. Both loans bear interest at 95% of LIBOR plus 2.95% payable semi-annually in arrears on February 28 and August 31 of each year. The loan has no set repayment terms. At December 31, 2018, the carrying amount of the Company’s share of shareholder loans to Pueblo Viejo was $482 million (December 31, 2017 – $506 million), which is included in the Company’s investments in associates and is being accreted to the face value over the term of the loans. Included in other current assets of the Company was a total of $9 million (December 31, 2017 – $4 million) in interest receivable relating to the shareholder loan.

(b)

The Company’s investments in other associates includes its interests in Alumbrera and Leagold up to its date of dilution on May 24, 2018. Upon the dilution, the Company measured the remaining interest in Leagold at fair value and recognized a gain of $13 million in the Consolidated Statement of (Loss) Earnings in Other (Expense) Income, net. Subsequent to May 24, 2018, the Company began accounting for its investment in Leagold as an equity security at FVTOCI.

(c)

During the year ended December 31, 2018, the Company recognized a reduction of $30 million (2017 – $45 Million) in the Company’s provision to fund its share of Alumbrera’s reclamation and closure cost obligations which has been classified as Share of Net Earnings Related to Associate and Joint Venture in the Consolidated Statements of (Loss) Earnings. The reduction in the provision reflects the expectation that Alumbrera will be able to fund its reclamation costs using operating cash flows. At December 31, 2018 the balance of the provision was $nil (December 31, 2017 – $30 million).

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(In millions of United States dollars, except where noted)

(d)

At December 31, 2018, NuevaUnión held $9 million (December 31, 2017 – $15 million) of cash and cash equivalents and $28 million (December 31, 2017 – $21 million) of total current financial liabilities which have been included in the total of current assets and current liabilities , respectively. At December 31, 2018, NuevaUnión’s capital and operating commitments amounted to $80 million (December 31, 2017 – $92 million).

20.	IMPAIRMENT AND REVERSAL OF IMPAIRMENT

The Company’s impairment expense (reversal of impairment) in respect of the following CGUs for the years ended December 31 were as follows:

	2018	2017
Peñasquito	$1,747	$—
Éléonore	1,633	—
Cerro Negro	683	—
Red Lake	664	889
Porcupine	—	(99)
Pueblo Viejo	—	(557)
Other (1)	—	11
Total impairment expense, net	$4,727	$244

(1)	Includes impairment reversal, net, recognized for Los Filos in 2017 and impairment expense for Cerro Blanco in 2017 (notes 8(a), (b)).

Impairment Testing

At December 31, 2018, the carrying amount of the Company’s total assets and liabilities exceeded the Company’s market capitalization. Additionally, on January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont under which Newmont will acquire all of the outstanding common shares of Goldcorp in a stock-for-stock transaction valued at approximately $10.0 billion, compared to a pre-impairment carrying amount of total assets and liabilities of $13.9 billion, resulting in a difference of $3.9 billion. The Company considered both of these factors to be impairment indicators of the Company’s CGUs. The Company also identified certain CGU specific impairment indicators as outlined below. Accordingly the FVLCD was compared against the carrying value, being the recoverable amounts, for Peñasquito, Éléonore, Cerro Negro and Red Lake.

The recoverable amounts of the Company’s CGUs are based primarily on the future after-tax cashflows expected to be derived from the Company’s mining properties and represent each CGU’s FVLCD, a Level 3 fair value measurement. The projected cash flows used in impairment testing are significantly affected by changes in assumptions for metal prices, changes in the amount of recoverable reserves, resources, and exploration potential, production costs estimates, capital expenditures estimates, discount rates, and exchange rates. The Company’s impairment testing incorporated the following key assumptions:

(a)	Weighted Average Cost of Capital

Projected cash flows were discounted using an after-tax discount rate of 5% (2017 - 5%) which represented the Company’s weighted average cost of capital and which included estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio.

(b)	Pricing Assumptions

Metal pricing included in the cash flow projections beyond five years is based on historical metal pricing and consensus analyst pricing. The metal price assumptions used in the Company’s impairment assessments were as follows:

	At December 31, 2018		At December 31, 2017

Metal price assumptions	2019/2020	2021 and long-term	2018/2019	2020 and long-term
Gold (per ounce)	$1,250	$1,300	$1,300	$1,300
Zinc (per pound)	1.10	1.15	1.30	1.15
Silver (per ounce)	16.00	18.00	19.00	18.00
Lead (per pound)	0.95	1.00	1.10	1.00
Copper (per pound)	2.75	3.00	2.75	3.00

GOLDCORP  |  42

(In millions of United States dollars, except where noted)

(c)	Additional CGU-specific assumptions affecting the recoverable amount assessment

(i)	Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense during the year ended December 31, 2018 were as follows:

Peñasquito

In 2018, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Peñasquito’s exploration potential. As a result, the Company recognized an impairment expense of $1,747 million ($1,203 million, net of tax), against the carrying value of the CGU at December 31, 2018.

Éléonore

The expected future cash flows of the CGU were negatively impacted due to a decrease in Mineral Reserves and Mineral Resources that impacted the estimated recoverable value. Mineral Resources decreased by 2.23 million ounces due to a change in the geologic modeling methodology, which reduced the expected life of mine future cash flows. Additionally, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Éléonore’s exploration potential. As a result, the Company recognized an impairment expense of $1,633 million ($1,369 million, net of tax), against the carrying value of the CGU at December 31, 2018.

Cerro Negro

In 2018, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Cerro Negro’s exploration potential. In addition, the expected future cash flows of the CGU were negatively impacted due primarily to increases in expected capital expenditures and the overall macro-economic conditions in Argentina. As a result, the Company recognized an impairment expense of $683 million ($533 million, net of tax), against the carrying value of the CGU at December 31, 2018.

Red Lake

The expected future cash flows of the CGU were negatively impacted due primarily to a decrease in Mineral Reserves and Mineral Resources that impacted the estimated recoverable amount. Mineral Resources decreased by 2.16 million ounces, which reduced the expected life of mine future cash flows. Additionally, the recoverable amount of the CGU was negatively impacted by a reduction in the estimated fair value of Red Lake’s exploration potential. As a result, the Company recognized an impairment expense of $664 million ($774 million, net of tax), against the carrying value of the CGU at December 31, 2018.

(ii)

Additional CGU-specific assumptions used in determining the recoverable amounts of the CGUs that resulted in impairment expense and reversal of impairment during the year ended December 31, 2017 were as follows:

Red Lake

The Red Lake CGU includes Red Lake’s main operations and the Cochenour and HG Young deposits. The recoverable amount of Cochenour was negatively impacted due primarily to lower grade as indicated in the 2017 mineral reserve estimate. In addition, the life of mine assessment included a longer than expected time line for conversion to bulk mining resulting in a lower recoverable value. The Company recognized an impairment expense of $889 million ($610 million, net of tax) against the carrying value of the Red Lake CGU at December 31, 2017.

Porcupine

The Porcupine CGU includes Porcupine’s main operations and the Borden and Century projects. During the year ended December 31, 2017, the Century project completed a base case pre-feasibility study, increasing the Porcupine mineral reserve estimate by 4.7 million ounces. During the fourth quarter of 2017, a life of mine assessment was completed which reflected expected synergies across the Porcupine CGU associated with the Century and Borden projects. As a result, the Company reversed the remaining unamortized impairment recognized for the Porcupine CGU in prior years of $99 million ($84 million, net of tax).

Pueblo Viejo

During the years ended December 2017 and 2016, Pueblo Viejo generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015. In the fourth quarter of 2017, Pueblo Viejo set

GOLDCORP  |  43

(In millions of United States dollars, except where noted)

new records for the crushing and autoclave circuits as performance continued to improve beyond prior expectations. As a result of Pueblo Viejo’s continued strong performance and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $557 million ($557 million, net of tax) related to its investment in Pueblo Viejo at December 31, 2017.

In addition to the impairments recognized at December 31, 2017, the Company recognized an impairment expense at Los Filos of $16 million in 2017, based on changes to the carrying value of the Los Filos assets sold to Leagold, which is included in ‘Other’ in the above table.

21.	OTHER NON-CURRENT ASSETS

	At December 31 2018	At December 31 2017
Sales/indirect taxes recoverable	$66	$62
Water rights (note 7)	59	59
Exploration tax credits and mining duties	5	44
Other	26	24
	$156	$189

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(In millions of United States dollars, except where noted)

22.	DEBT

	At December 31 2018	At December 31 2017
$1.0 billion notes (a)
3.625% 7-year notes due June 2021 ($550 million)	$548	$547
5.45% 30-year notes due June 2044 ($450 million)	445	444
	993	991
$1.5 billion notes (b)
2.125% 5-year notes due March 2018 ($500 million)	—	499
3.70% 10-year notes due March 2023 ($1 billion)	994	993
	994	1,492
Term loans (c)	400	—
$3.0 billion credit facility (d)	480	—
	2,867	2,483
Less: current portion of debt (b)(c)	(400)	(499)
	$2,467	$1,984

(a)

The $1.0 billion notes consist of $550 million in 7-year notes (the “7-year Notes”) and $450 million in 30-year notes (the “30-year Notes”). In 2014, the Company received total proceeds of $988 million from the issuance of the $1.0 billion notes, net of transaction costs. The $1.0 billion notes are unsecured and interest is payable semi-annually in arrears on June 9 and December 9 of each year, beginning on December 9, 2014. The $1.0 billion notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 7-year Notes and the 30-year Notes are accreted to the face value over their respective terms using annual effective interest rates of 3.75% and 5.49%, respectively.

(b)

The $1.5 billion notes consist of $500 million in 5-year notes (“5-year Notes”) and $1.0 billion in 10-year notes (“10-year Notes”). In 2013, the Company received total proceeds of $1.48 billion from the issuance of the $1.5 billion notes, net of transaction costs. The $1.5 billion notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The $1.5 billion notes are callable at anytime by the Company prior to maturity, subject to make-whole provisions. The 5-year Notes and the 10-year Notes are accreted to face value over their respective terms using annual effective interest rates of 2.37% and 3.84%, respectively. The 5-year notes were repaid as due in March 2018.

(c)

In March 2018, the Company entered into three one-year revolving term loan arrangements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty.

(d)

In June 2018, the Company extended the term of its $3.0 billion revolving credit facility to June 30, 2023, under existing terms and conditions. The unsecured, floating rate facility bears interest at LIBOR plus 140 basis points when drawn and 20 basis points on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes. During the year ended December 31, 2018, the average interest rate paid by the Company on the loan was 3.6% (2017 – 3.0%).

23.	FINANCE LEASE OBLIGATIONS

	At December 31 2018	At December 31 2017
Minimum payments under finance leases
Within 1 year	$30	$30
2 to 3 years	59	60
4 to 5 years	59	59
Over 5 years	337	372
	485	521
Effect of discounting	(247)	(273)
Present value of minimum lease payments	238	248
Less: current portion included in accounts payable and accrued liabilities (1)	(8)	(6)
Non-current portion of finance lease obligations	$230	$242

(1)	Amount excludes interest payable on lease payments.

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(In millions of United States dollars, except where noted)

24.	NON-CURRENT PROVISIONS

	At December 31 2018	At December 31 2017
Reclamation and closure cost obligations (a)	$660	$599
Less: current portion included in other current liabilities	(79)	(59)
	581	540
Other (b)	38	70
	$619	$610

(a)

The Company incurs reclamation and closure cost obligations relating to its operating, inactive and closed mines and development projects. At December 31, 2018, the present value of obligations relating to these sites was estimated at $387 million, $267 million and $6 million, respectively (December 31, 2017 – $355 million, $238 million and $6 million, respectively) reflecting anticipated cash flows to be incurred over the next 100 years, with the majority estimated to be incurred within the next 20 years. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and monitoring.

The total provision for reclamation and closure cost obligations at December 31, 2018 was $660 million (December 31, 2017 – $599 million) and was calculated using a weighted average discount rate of 4.28% (2017 – 4.06%). The undiscounted value of these obligations was $1,961 million (December 31, 2017 – $1,572 million), calculated using a weighted average inflation rate assumption of 2.11% (2017 – 2.16%).

Changes to the reclamation and closure cost obligations during the years ended December 31 were as follows:

	2018	2017
Reclamation and closure cost obligations – beginning of year	$599	$622
Reclamation expenditures	(27)	(24)
Accretion expense, included in finance costs (note 11)	22	24
Revisions in estimates and obligations	66	(4)
Reclamation and closure cost obligations related to divested mining properties	—	(19)
Reclamation and closure cost obligations – end of year	$660	$599

(b)

During the year ended December 31, 2018, the Company recognized a reduction in other non-current provision of $30 million (2017 – $45 million) related to the Company’s obligation to fund its 37.5% share of Alumbrera’s estimated reclamation costs, which reduced the balance of the provision to $nil million (2017 – $30 million).

GOLDCORP  |  46

(In millions of United States dollars, except where noted)

25.	FINANCIAL INSTRUMENTS AND RELATED RISKS

(a)	Financial Assets and Liabilities by Categories

At December 31, 2018	Amortized cost	FVTOCI (1)	Fair value through profit or loss (“FVTPL”)	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$134	$—	$—	$—	$134
Short-term investments	38	—	—	—	$38
Accounts receivable arising from sales of metal	—	—	58	—	$58
Equity securities (2)	—	190	—	—	$190
Derivative assets designated as hedging instruments	—	—	—	2	$2
Derivative assets not designated as hedging instruments	—	—	2	—	$2
Other current and non-current financial assets	38	—	—	—	$38
Total financial assets	$210	$190	$60	$2	$462
Financial liabilities
Debt	$(2,867)	$—	$—	$—	$(2,867)
Deferred payment obligation	(163)	—	—	—	$(163)
Accounts payable and accrued liabilities	(549)	—	—	—	$(549)
Derivative liabilities designated not designated as
hedging instruments	—	—	—	—	$—
Other current and non-current financial liabilities	(246)	—	—	—	$(246)
Total financial liabilities	$(3,825)	$—	$—	$—	$(3,825)

(1)

Investments in equity securities were designated as FVTOCI upon initial recognition as the management of the equity securities portfolio is not considered to be part of the Company’s core operations. As such, the Company believes that the financial results of the portfolio should not be reflected in the Company’s net (loss) earnings. Securities in the portfolio are disposed of when they no longer meet the Company’s long-term investment strategy. During the year ended December 31, 2018, the Company recognized a cumulative loss of $2 million (2017 - gain of $16 million) on the sale of its equity securities. The mark to market loss related to equity securities for the year ended December 31, 2018 was $108 million (tax of $nil) (2017 - loss of $17 million (tax of $nil)).

(2)	Includes the Company’s investment in Leagold. Subsequent to May 24, 2018, the Company ceased to have significant influence over Leagold and no longer recognizes it as an investment in associate.

GOLDCORP  |  47

(In millions of United States dollars, except where noted)

At December 31, 2017	Amortized cost	FVTOCI	Fair value through profit or loss (“FVTPL”)	Effective hedging instruments	Total
Financial assets
Cash and cash equivalents	$186	$—	$—	$—	$186
Short-term investments	48	—	—	—	$48
Accounts receivable arising from sales of metal	3	—	110	—	$113
Equity securities	—	178	—	—	$178
Derivative assets designated as hedging instruments	—	—	—	2	$2
Derivative assets not designated as hedging instruments	—	—	1	—	$1
Other current and non-current financial assets	30	—	—	—	$30
Total financial assets	$267	$178	$111	$2	$558
Financial liabilities
Debt	$(2,483)	$—	$—	$—	$(2,483)
Deferred payment obligation	(182)	—	—	—	$(182)
Accounts payable and accrued liabilities	(547)	—	—	—	$(547)
Derivative liabilities designated not designated as hedging instruments	—	—	(2)	—	$(2)
Other current and non-current financial liabilities	(257)	—	—	—	$(257)
Total financial liabilities	$(3,469)	$—	$(2)	$—	$(3,471)

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(In millions of United States dollars, except where noted)

(b)	Derivative Instruments (“Derivatives”)

Derivatives Designated as Cash Flow Hedges

As part of Goldcorp’s Financial Risk Management Policy, unless otherwise approved by the Board of Directors, the Company can elect to hedge up to a maximum of 50%, 30% and 10% of forecasted operating, exploration, general administrative and sustaining capital (“operating and sustaining”) expenditures over the next 12 months, subsequent 13 to 24 months and subsequent 25 to 36 months, respectively, to manage the foreign currency risk associated with these expenditures. In addition, during the year ended December 31, 2016, the Company’s Board of Directors authorized the Company to hedge up to 50% of Mexican peso denominated forecasted expenditures in 2016 through 2018 for an expansionary capital project, the Pyrite Leach project (“PLP”), at Peñasquito. In 2016, the Company designated Mexican peso currency contracts as cash flow hedges of anticipated Mexican peso denominated PLP expenditures and operating and sustaining expenditures for Peñasquito. At December 31, 2018, there was no open position for these hedges (2017 – 2,245 million Mexican pesos).

In addition, under the Company’s Financial Risk Management Policy, the Company can elect to hedge up to a maximum of 50%, 30% and 10% of the Company’s consolidated forecast by-product base metal (lead, zinc and copper) sales volume over the next twelve months, subsequent 13 to 24 months, and subsequent 25 to 36 months, respectively, to hedge the commodity price risk associated with these forecast sales. During the year ended December 31, 2018, the Company entered into lead and zinc forward contracts which it designated as cash flow hedges of its forecast lead and zinc sales. At December 31, 2018, the Company had hedged approximately 0.6% and 1.3% of is forecast zinc and lead sales through December 31, 2019.

For both the Company’s foreign currency and commodity hedges, the Company designates the spot element of the forward contracts to hedge its currency and commodity price risk, as applicable, and applies a hedge ratio of 1:1 as the underlying risk of the foreign exchange and commodity forward contracts are identical to the hedged risk components.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency or commodity (as applicable), amount and timing of their respective cash flows. The Company assesses whether the derivative designated in each hedging relationship is expected to be and has been effective in offsetting changes in cash flows of the hedged item using the hypothetical derivative method whereby the Company compares past changes in the fair value of the forward contracts with changes in the fair value of a hypothetical derivative.

The main sources of hedge ineffectiveness in the hedges of forecast Mexican peso denominated expenditures are:

(i)	the effect of the counterparties’ and the Company’s own credit risk on the fair value of the forward contracts, which is not reflected in the fair value of the hedged item;

(ii)	differences in the timing of the hedged transactions; and

(iii)	for some of the Company’s foreign currency hedges, the impact of the fact that at the time of initial designation, the forward contracts were off-market (i.e. had an initial fair value).

The main sources of hedge ineffectiveness in the Company’s hedges of forecast lead and zinc sales are:

(i)	the effect of the counterparties’ and the Company’s own credit risk on the fair value of the forward contracts, which is not reflected in the fair value of the hedged item, and

(ii)	the difference in the metal pricing period for the forecasted metal sales and the pricing period for the hedging instrument.

The net gain on Derivative designated as cash flow hedges for the year ended December 31, 2018 recorded in OCI was $2 million (2017 – $15 million), net of tax expense of $1 million (2017 – $8 million), which represented the effective portion of the change in fair value of the hedges. The gain on the ineffective portion of the currency hedges of $3 million (2017 – $7 million) was included in Other (Expense) Income, net, in the Consolidated Statements of (Loss) Earnings. For the year ended December 31, 2018, $15 million (2017 – $nil) of Peñasquito’s revenues relate to realized and unrealized gains on commodity hedges.

GOLDCORP  |  49

(In millions of United States dollars, except where noted)

(c)	Fair Value Information

(i)	Fair Value Measurements of Financial Assets and Liabilities Measured at Fair Value

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At December 31, 2018		At December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$134	$—	$186	$—
Accounts receivable arising from sales of metal concentrates	—	58	—	110
Investments in securities	190	—	178	—
Derivative assets designated as cash flow hedges	—	2	—	2
Derivative assets not designated as cash flow hedges	—	2	—	1
Derivative liabilities not designated as cash flow hedges	—	—	—	(2)

At December 31, 2018, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis.

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2018. At December 31, 2018, there were no financial assets or liabilities measured and recognized on the Consolidated Balance Sheets at fair value that would be categorized as Level 3 in the fair value hierarchy. During the year ended December 31, 2018, the Company recognized impairment expense for certain of its mining interests, which adjusted their carrying amounts to their recoverable amounts, being their FVLCD. Valuation techniques and inputs used in the calculation of these fair value based amounts are categorized as Level 3 in the fair value hierarchy (note 20).

(ii)	Valuation Methodologies Used in the Measurement of Fair Value for Level 2 Financial Assets and Liabilities

Accounts receivable arising from sales of metal concentrates:

The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price adjusted at the end of the quotational period. At the end of each reporting period, the Company’s accounts receivable relating to these contracts are marked-to-market based on quoted forward prices for which there exists an active commodity market.

Derivative assets and liabilities:

The Company’s derivative assets and liabilities were comprised of investments in warrants and foreign currency forward contracts. The fair values of the warrants are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates. Foreign currency forward contracts are valued using a combination of quoted prices and market-derived inputs including credit spreads.

(iii)	Fair Values of Financial Assets and Liabilities Not Already Measured at Fair Value

At December 31, 2018, the fair values of the Company’s notes payable and deferred payment obligation, as compared to the carrying amounts, were as follows:

	Level	Input	Carrying amount (1)	Fair value
$1.0 billion notes	1	Closing price	$995	$999
$1.5 billion notes	1	Closing price	1,005	1,005
Deferred payment obligation	2	4.75% (2)	163	163

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(In millions of United States dollars, except where noted)

(1)   Includes accrued interest payable.

(2)   Represents the Company’s current rate of borrowing for instruments of a similar term.

At December 31, 2018, the carrying amounts of the Company’s short-term investments, other current financial assets, accounts payable and accrued liabilities, term loans, and other current financial liabilities were considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Financial Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Financial Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken were to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

(i)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash and cash equivalents, short term investments, derivative assets, other receivables and accrued interest receivable. To mitigate exposure to credit risk on financial assets, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable credit worthiness and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings. The historical level of customer defaults has been negligible and, as a result, the credit risk associated with trade receivables at December 31, 2018 is considered to be negligible. The Company invests its cash and cash equivalents and short term investments in highly-rated corporations and government issuances in accordance with its Short-term Investment Policy and the credit risk associated with its investments is considered to be low. Foreign currency and commodity contracts are entered into with large international financial institutions with strong credit ratings in order to minimize counterparty risk.

The Company’s maximum exposure to credit risk was as follows:

	At December 31 2018	At December 31 2017
Cash and cash equivalents	$134	$186
Short term investments	38	48
Accounts receivable arising from sales of metal concentrates	58	110
Other current and non-current financial assets	29	29
Current and non-current derivative assets	4	3
Accrued interest receivable (note 19a))	9	4
	$272	$380

(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company utilizes a planning, budgeting and forecasting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis, its expansionary plans and its dividend distributions. The Company maintains committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

During the year ended December 31, 2018, the Company generated cash flows from operations, one of the Company’s main sources of liquidity, of $791 million (year ended December 31, 2017 – $1,211 million). At December 31, 2018, Goldcorp held cash and cash equivalents of $134 million (December 31, 2017 – $186 million) and short-term investments of $38 million (December 31, 2017 – $48 million). At December 31, 2018, the Company’s working capital, defined as current assets less current liabilities, was negative $152 million (December 31, 2017 – negative $112 million), which was due primarily to the Company’s one-year non-revolving term loan agreements

GOLDCORP  |  51

(In millions of United States dollars, except where noted)

due in March 2019. The Company intends to repay the term loans using cash flow from operations, draws on its credit facility, and/or other short-term bank facilities in March 2019.

On March 14, 2018, the Company entered into three one-year non-revolving term loan agreements, totaling $400 million. The term loans bear interest at LIBOR plus 0.65%, reset monthly, and are repayable before March 14, 2019 without penalty. The proceeds from the term loans were used to repay the $500 million 2.125% senior unsecured notes that were due on March 15, 2018.

In June 2017, the Company completed the extension of its $3.0 billion credit facility term by one year to June 22, 2022. It was extended again in June 2018 by one year to June 30, 2023. The unsecured, floating rate facility bears interest at LIBOR plus 1.40% when drawn and 0.2% on the undrawn amount, based on Goldcorp’s current bond ratings, and is intended to be used for liquidity and general corporate purposes. At December 31, 2018, the balance outstanding on the revolving credit facility was $480 million (December 31, 2017 – $nil) with $2.52 billion available for the Company’s use (December 31, 2017 – $3.0 billion).

Certain of the Company’s borrowings are subject to various financial and general covenants with which the Company was in compliance at December 31, 2018.

At December 31, 2018, the Company had letters of credit outstanding in the amount of $419 million (December 31, 2017 – $420 million) of which $323 million (December 31, 2017 – $323 million) represented guarantees for reclamation obligations. The Company’s capital commitments for the next twelve months amounted to $301 million at December 31, 2018, including the Company’s funding obligation for the Norte Abierto project for the next twelve months. During 2017, the Company entered into an agreement with a vendor to construct the Coffee Project and to potentially manage its initial two years of operation. Subsequent to December 31, 2018, the Company terminated the agreement and is currently in discussions to sign a new contract in 2019 with the same vendor at which time future commitments related to the construction of the Coffee mine will be evaluated. There was no cost associated with the termination.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments, shown in contractual undiscounted cashflows:

						At December 31,
		At December 31, 2018				2017
	Within 1	2 to 3	4 to 5	Over 5
	year	years	years	years	Total	Total
Financial liabilities
Accounts payable and accrued liabilities	$549	$—	$—	$—	$549	$570
Derivative liabilities designated as hedging instruments	2	—	—	—	2	—
Derivative liabilities not designated as hedging instruments	2	—	—	—	2	2
Debt repayments (principal portion)	880	550	1,000	450	2,880	2,500
Deferred payment obligation	10	40	40	73	163	182
Other	1	4	1	16	22	29
	1,444	594	1,041	539	3,618	3,283
Other commitments
Capital expenditure commitments (1)	301	327	62	98	788	856
Operating expenditure commitments	381	145	257	256	1,039	619
Reclamation and closure cost obligations	74	50	45	1,792	1,961	1,572
Interest payments on debt	72	153	105	503	833	913
Minimum rental and lease payments (2)	10	10	6	8	34	35
Other	4	15	—	—	19	16
	842	700	475	2,657	4,674	4,011
	$2,286	$1,294	$1,516	$3,196	$8,292	$7,294

(1)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; however, the Company discloses the contractual maturities of the Company’s operating and capital commitments based on management’s intent to fulfill the contract.

(2)	Excludes the Company’s minimum finance lease payments (note 23).

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(In millions of United States dollars, except where noted)

(iii)	Market Risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, zinc, silver, lead and copper are sold in US dollars and the Company’s costs are incurred principally in US dollars, Canadian dollars, Mexican pesos and Argentinean pesos. The appreciation or depreciation of non-US dollar currencies against the US dollar can increase or decrease the cost of metal production and capital expenditures in US dollar terms. The Company also holds cash and cash equivalents that are denominated in non-US dollar currencies which are subject to currency risk. Accounts receivable and other current and non-current assets denominated in non-US dollar currencies relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. The Company is further exposed to currency risk through non-monetary assets and liabilities and tax bases of assets, liabilities and losses of entities whose taxable profit or tax loss are denominated in non-US currencies. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

In accordance with its Financial Risk Management Policy, the Company entered into Mexican peso forward contracts during the year ended December 31, 2016 to purchase the foreign currency at pre-determined US dollar amounts. The Company hedges a portion of its future forecasted Mexican pesos denominated operating and capital expenditures to reduce the currency risk exposure to the Mexican pesos (note 25(b)).

As of December 31, 2018, the Company was primarily exposed to currency risk through the following financial assets and liabilities, income and other taxes receivables (payables) and deferred income tax assets and liabilities denominated in foreign currencies.

	Financial asset and liabilities
At December 31, 2018	Cash and cash equivalents	Accounts receivable and other current and non-current assets	Accounts payable and accrued liabilities and non-current liabilities	Sales and indirect taxes recoverable	Income taxes receivable (payable), current and non-current	Deferred income tax liabilities, net
Canadian dollar	$1	$10	$(233)	$30	$7	$(173)
Mexican peso	10	10	(95)	213	(141)	(1,722)
Argentine peso	4	—	(49)	26	(9)	(373)
	$15	$20	$(377)	$269	$(143)	$(2,268)
At December 31, 2017
Canadian dollar	$5	$10	$(231)	$24	$35	$(270)
Mexican peso	3	18	(112)	174	(203)	(2,273)
Argentine peso	14	—	(57)	80	1	(396)
	$22	$28	$(400)	$278	$(167)	$(2,939)

During the year ended December 31, 2018, the Company recognized a net foreign exchange loss of $24 million (year ended December 31, 2017 – loss of $23 million), and a net foreign exchange loss of $272 million in income tax expense on income taxes receivable (payable) and deferred income taxes (year ended December 31, 2017 – gain of $9 million). Based on the Company’s net foreign currency exposures at December 31, 2018, depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in the following increase or decrease in the Company’s net loss:

At December 31, 2018	Possible exposure (1)	Impact on (loss) earnings excluding foreign currency exchange exposure related to taxes	Impact on (loss) earnings from foreign exchange exposure related to taxes
Canadian dollar	10%	$13	$108

Mexican peso	10%	9	53

Argentine peso	25%	3	42

(1)	Possible exposure is based on management’s best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

GOLDCORP  |  53

(In millions of United States dollars, except where noted)

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk primarily on its outstanding debt subject to floating rates of interest, its shareholder loan related to Pueblo Viejo, term loan and credit facility, its cash and cash equivalents, and interest-bearing receivables. The Company is exposed to interest rate fair value risk primarily on its debt subject to fixed rates of interest (note 22). The Company monitors its exposure to interest rates and its exposures with a mix of fixed-and floating-rate debt, with 69% of total debt at December 31, 2018 subject to fixed rates. The weighted-average interest rate paid by the Company during the year ended December 31, 2018 on its revolving credit facility and term loans, subject to floating rates of interest was 3.2% (2017 – 3.0%). The average interest rate earned by the Company during the year ended December 31, 2018 on its cash and cash equivalents was 2.2% (2017 – 0.72%).

A 10% increase or decrease in the interest earned from financial institutions on deposits held would result in a nominal increase or decrease in the Company’s net earnings. There was no significant change in the Company’s exposure to interest rate risk during the year ended December 31, 2018.

Price Risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There was no significant change to the Company’s exposure to price risk during the year ended December 31, 2018.

The Company has a policy not to hedge gold sales. In accordance with the Company’s Financial Risk Management Policy, the Company may hedge up to 50%, 30%, and 10% of its by-product base metal sales volume over the next 12 months, subsequent 13 to 24 months, and subsequent 25 to 36 months, respectively, to manage its exposure to fluctuations in base metal prices. At December 31, 2018, $4 million and $5 million of the Company’s forecast zinc and lead sales have been hedged and were designated as hedges for accounting purposes.

The Company holds certain investments in equity securities which are measured at fair value, being the closing share price of each equity security, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

GOLDCORP  |  54

(In millions of United States dollars, except where noted)

26.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are to safeguard its ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents and short term investments as follows:

	At December 31 2018	At December 31 2017
Shareholders’ equity	$9,875	$14,184
Debt	2,867	2,483
	12,742	16,667
Less:
Cash and cash equivalents	(134)	(186)
Short term investments	(38)	(48)
	$12,570	$16,433

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company utilizes a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents and short term investments.

To maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to Normal Course Issuer bids. In October, 2018, the Company received approval of its Notice of Intention to Make a Normal Course Issuer Bid (the “NCIB”) to repurchase its common shares through the facilities of the Toronto Stock Exchange, the New York Stock exchange or other Canadian and United States market places. All shares will be canceled upon purchase. Pursuant to the NCIB, the Company can purchase up to 43,476,502 Common Shares over a twelve month period commencing on October 31, 2018. The NCIB will expire no later than October 30, 2019. During the year ended December 31, 2018, the Company repurchased 2,290,063 shares at a cost of $21 million. Of this amount, $48 million reduced share capital and $27 million was recognized in Deficit.

At December 31, 2018, the Company expects its capital resources and projected future cash flows from operations to support its normal operating requirements on an ongoing basis, and planned development and exploration of its mineral properties and other expansionary plans. At December 31, 2018, there was no externally imposed capital requirement to which the Company was subject and with which the Company did not comply.

GOLDCORP  |  55

(In millions of United States dollars, except where noted)

27.	SHARE-BASED COMPENSATION AND OTHER RELATED INFORMATION

(a)	Stock Options and Restricted Share Units (“RSUs”)

For the year ended December 31, 2018, total share-based compensation relating to stock options and RSUs of $25 million (2017 – $30 million) was recognized as corporate administration expense in the Consolidated Statements of (Loss) Earnings.

Stock Options

Effective January 1, 2017, the Company stopped granting options under the stock option plan. The following table summarizes the changes in stock options for the years ended December 31:

	Number of options (000’s)	Weighted average exercise price (C$/option)
At January 1, 2018	7,295	$26.02
Forfeited/expired	(2,398)	29.44
December 31, 2018 - outstanding	4,897	$24.35
December 31, 2018 - exercisable	4,310	$24.91
At January 1, 2017	10,675	$28.03
Issued in connection with the acquisition of Exeter (note 7)	192	4.32
Exercised (1)	(27)	20.27
Forfeited/expired	(3,545)	30.92
December 31, 2017 - outstanding	7,295	$26.02
December 31, 2017 - exercisable	5,252	$27.39

(1)  The weighted average share price at the date stock options were exercised was C$21.78.

The following table summarizes information about the Company’s stock options outstanding at December 31, 2018:

		Options outstanding		Options exercisable
Exercise prices (C$/option)	Options outstanding (000’s)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)	Options outstanding and exercisable (000’s)	Weighted average exercise price (C$/option)	Weighted average remaining contractual life (years)
$4.17 - $ 4.50	192	$4.32	1.7	192	$4.32	1.7
$20.27	1,863	20.27	4.2	1,276	20.27	3.9
$27.15	1,770	27.15	3.2	1,770	27.15	3.2
$30.41	1,072	30.41	0.2	1,072	30.41	0.2
	4,897	$24.35	2.8	4,310	$24.91	2.6

RSUs

Under the RSU Plan, RSUs are granted to employees and directors as a discretionary payment in consideration of past services to the Company. Each RSU entitles the holder to one common share at the end of the vesting period.

The Company granted 2.2 million RSUs during the year ended December 31, 2018, which vest over 3 years (2017 – 1.6 million RSU’s issued). The grant date fair value was $13.17 per RSU (2017 – $16.94) with a total fair value of $29 million (2017 – $27 million) based on the market value of the underlying shares at the date of issuance. The Company estimated a forfeiture rate of 17.4% for the RSUs granted during the year ended December 31, 2018 (2017 – 17.3%).

During the year ended December 31, 2018, 1.6 million (2017 – 1.6 million) of common shares were issued from the vesting of RSUs. At December 31, 2018, there were 3.2 million RSUs outstanding (December 31, 2017 – 2.9 million).

GOLDCORP  |  56

(In millions of United States dollars, except where noted)

(b)	PSUs

Under the 2017 PSU plan, PSUs are granted to senior management, where each PSU has a value equal to one Goldcorp common share. The payout for each performance share unit is determined by a shareholder return metric, measured against a select peer group of companies during a three-year performance period, and other internal financial performance measures. There is no payout if performance does not meet a certain threshold.

The initial fair value of the liability is calculated as of the grant date and is recognized within share-based compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

During the year ended December 31, 2018, the Company issued 0.9 million PSUs (2017 – 0.7 million) with a total fair value of $12 million (2017 – $13 million) at the date of issuance.

At December 31, 2018, the carrying amount of PSUs outstanding and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $nil and $5 million, respectively (December 31, 2017 – $1 million and $2 million, respectively). During the year ended December 31, 2018, the total intrinsic value of PSUs vested and exercised was $1 million (2017 – nominal). The Company estimated a forfeiture rate of 8.1% for the PSUs granted during the year ended December 31, 2018 (2017 – 8.1%).

Total share-based compensation expense included in corporate administration in the Consolidated Statements of (Loss) Earnings relating to PSUs for the year ended December 31, 2018 was $3 million (2017 – $3 million). At December 31, 2018, there were 1.7 million PSUs outstanding (December 31, 2017 – 1.0 million).

(c)	PRUs

Under the PRU Plan, participants are granted a number of PRUs which entitle them to a cash payment equivalent to the fair market value of one common share for each PRU held by the participant on the vesting date.

The Company issued 0.7 million PRUs during the year ended December 31, 2018 (2017 – 0.4 million), which vest over 3 years (2017 – 3 years) and had a fair value of $9 million (2017 – $7 million) based on the market value of the underlying shares at the date of issuance (weighted average fair value per unit – $13.03 (2017 – $16.99).

Total share-based compensation relating to PRUs for the year ended December 31, 2018 was $4 million (2017 – $3 million), which is included in corporate administration expense in the Consolidated Statements of (Loss) Earnings.

At December 31, 2018, the total carrying amount of the 0.9 million PRUs outstanding (2017 – 0.6 million) and included in other current liabilities and other non-current liabilities in the Consolidated Balance Sheets was $3 million and $2 million, respectively (December 31, 2017 – $3 million and $2 million, respectively).

(d)	Employee Share Purchase Plan (“ESPP”)

During the year ended December 31, 2018, the Company recorded compensation expense of $5 million (2017 – $5 million), which was included in corporate administration expense in the Consolidated Statements of (Loss) Earnings, representing the Company’s contributions to the ESPP measured using the market price of the underlying shares at the dates of contribution.

(e)	Issued Share Capital

The Company has an unlimited number of authorized shares and does not reserve shares for issuances in connection with the exercise of stock options, the vesting of RSU and share purchases from the ESPP.

GOLDCORP  |  57

(In millions of United States dollars, except where noted)

28.	RELATED PARTY TRANSACTIONS

(a)	Related Party Transactions

The Company’s related parties include its subsidiaries, associates, joint venture and joint operation over which it exercises significant influence, and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services. There were no related party transactions for the years ended December 31, 2018 and 2017 that have not been disclosed in these consolidated financial statements (notes 9 and 19).

(b)	Compensation of Directors and Other Key Management Personnel

The remuneration of the Company’s directors and other key management personnel during the years ended December 31, are as follows:

	2018	2017
Short-term employee benefits (1)	$6	$9
Post-employment benefits	1	1
Termination benefits	—	4
Share-based compensation	5	6
	$12	$20

(1)	Short-term employee benefits include salaries, bonuses payable within twelve months of the balance sheet date and other annual employee benefits.

29.	CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available and except as noted in note 29(a), the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

(a)	Tax Reassessment from Mexican Tax Authority

During 2016, the Company received reassessment notices from the Mexican Tax Authority for two of its Mexican subsidiaries primarily related to a reduction in the amount of deductible interest paid on related party debt by those subsidiaries during their 2008 and 2009 fiscal years, and the disallowance of certain intra company fees and expenses. The 2008 fiscal year notices reassess an additional $11 million of income tax, interest, and penalties. The 2009 fiscal year notices reassess an additional $102 million of income tax, interest and penalties relating to the reduction in the amount of intra group interest payments. The Company disputes the positions taken by the Mexican Tax Authority for the 2008 and 2009 fiscal years, believes it has filed its tax returns and paid applicable taxes in compliance with Mexican income tax laws and has substantial defenses to these assessments. The Company is involved in discussions with the Mexican Tax Authority in an attempt to resolve the dispute.

The Company is also reviewing observation letters received from the Mexican Tax Authority for fiscal years 2010, 2013, 2014 and 2015 relating to additional matters associated with the Company’s operations in Mexico. The Company believes that its tax positions are valid and is in the process of submitting responses to the Mexican Tax Authority on the observation letters in order to clarify and defend its tax positions. The Company is also involved in discussions with the Mexican Tax Authority regarding certain items raised in the observation letters in order to resolve these matters prior to any reassessment.

The outcome of the 2008 -2009 fiscal year reassessments and any potential reassessments for the Company’s Mexican subsidiaries’ 2010 through 2017 fiscal years is not readily determinable but could have a material impact on the Company. The Company intends to vigorously defend its tax filing positions.

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(In millions of United States dollars, except where noted)

(b)	Securities Class Action Lawsuit

On October 28, 2016 and February 14, 2017, separate proposed class actions were commenced in the Ontario Superior Court of Justice pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its current and former officers. Both statement of claims alleged common law negligent misrepresentation in the Company’s public disclosure concerning the Peñasquito mine and also pleaded an intention to seek leave from the Court to proceed with an allegation of statutory misrepresentation pursuant to the secondary market civil liability provisions under the Securities Act (Ontario). By a consent order, the latter lawsuit will proceed, and the former action has been stayed. The active lawsuit purports to be brought on behalf of persons who acquired the Company’s securities in the secondary market during an alleged class period from October 30, 2014 to August 23, 2016. The Company believes the allegations made in the claim are without merit and intends to vigorously defend against this matter.

(c)	State of Zacatecas’ Ecological Tax

In December 2016, the State of Zacatecas in Mexico approved new environmental taxes that became effective January 1, 2017. Certain operations at the Company’s Peñasquito mine may be subject to these taxes. Payments are due monthly in arrears with the first payment due on February 17, 2017. The legislation provides little direction for how the taxes are to be calculated and therefore, the Company is not able to estimate the amount of the taxes with sufficient reliability.

Further, the Company believes that there is no legal basis for the taxes and filed legal claims challenging their constitutionality and legality on March 9, 2017. Other companies similarly situated also filed legal claims against the taxes and the Mexican federal government has filed a claim before the National Supreme Court against the State of Zacatecas challenging whether the State of Zacatecas had the constitutional authority to implement the taxes. On February 11, 2019 the National Supreme Court of Mexico ruled that the State of Zacatecas has the constitutional authority to implement environmental taxes. This ruling is not subject to appeal.

As the Company is not able to estimate the amount of the taxes with sufficient reliability, no amounts have been recorded for any potential liability.

(d)	Pueblo Viejo Dominicana Corporation (“PVDC”) Alleged Environmental Contamination

In October 2014, PVDC received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the “Petitioner”), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an “Amparo” remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The matter is pending ruling by the Constitutional Court. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

30.	SUBSEQUENT EVENT

On January 14, 2019, Goldcorp entered into an arrangement agreement with Newmont under which Newmont will acquire all of the outstanding common shares of Goldcorp (the “Proposed Transaction”). Under the terms of the Proposed Transaction, Newmont will acquire each Goldcorp share for 0.3280 of a Newmont share, plus US$0.02 in cash. The Proposed Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporation Act (Ontario) and is expected to close in the second quarter of 2019. Under certain circumstances, Newmont would be entitled to a $350 million break-fee and Goldcorp would be entitled to a $650 million break-fee. The closing of the Proposed Transaction is subject to approval by the shareholders of both companies; regulatory approvals in a number of jurisdictions including Canada, Mexico and South Korea; and other customary closing conditions.

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CORPORATE OFFICE

Park Place

Suite 3400 – 666 Burrard Street

Vancouver, BC V6C 2X8 Canada

Tel:     (604) 696-3000

Fax:    (604) 696-3001

www.goldcorp.com

TORONTO OFFICE

Suite 3201 – 130 Adelaide Street West

Toronto, ON M5H 3P5 Canada

Tel:     (416) 865-0326

Fax:    (416) 359-9787

MEXICO OFFICE

Ave. Paseo de las Palmas 405 Mezzanine

Col. Lomas de Chapultepec 11000 Mexico, Ciudad de Mexico, Mexico Edif. Torre Optima 1

Tel:    52 (55) 5201-9600

GUATEMALA OFFICE

5ta avenida 5-55 zona 14 Europlaza

Torre 1 Nivel 6 oficina 601

Guatemala City

Guatemala, 01014

Tel:    (502) 2329-2600

ARGENTINA OFFICE

Avda. Leandro N. Alem 855, Piso 27

C1001AAD Capital Federal

Buenos Aires, Argentina

Tel:    54 114 323 7000

CHILE OFFICE

Avenida Apoquindo 4501, Oficina

703 Las Condes, Santiago, Chile

Tel:    56 2 2898 9300

STOCK EXCHANGE LISTING

Toronto Stock Exchange: G

New York Stock Exchange: GG

TRANSFER AGENT

AST Trust Company (Canada)

1066 West Hastings Street, Suite 1600

Vancouver, BC V6E 3X1 Canada

Toll free in Canada and the US: (800) 387-0825

Outside of Canada and the US: (416) 682-3860 inquiries@canstockta.com

www.canstockta.com

AUDITORS

Deloitte LLP

Vancouver, BC

INVESTOR RELATIONS

Shawn Campbell

Toll free:    (800) 567-6223

Email:         info@goldcorp.com

REGULATORY FILINGS

The Company’s filings with the Ontario Securities Commission can be accessed on SEDAR at www.sedar.com.

The Company’s filings with the US Securities and Exchange Commission can be accessed on EDGAR at www.sec.gov.

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